SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 07, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Period-ended: September 30, 2005

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY’S NAME BRASIL TELECOM S.A.	3 - CNPJ - TAXPAYER REGISTER 76.535.764/0001-43
4 – NIRE 5.330.000.622.9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - ASP - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 – MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1440	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 – FAX 3415-1133	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 – NAME CHARLES LAGANÁ PUTZ
2 – FULL ADDRESS SIA/SUL - ASP - LOTE D - BL A - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 – FAX 3415-1315	14 - FAX -	15 - FAX -
16 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 – QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2005	12/31/2005	3	07/01/2005	09/30/2005	2	04/01/2005	06/30/2005
9 - INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES					10 - CVM CODE 00418-9
11 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA					12 - CPF - TAXPAYER REGISTER 783.840.017-15

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 09/30/2005	2 - PRIOR QUARTER 06/30/2005	3 - SAME QUARTER OF PRIOR YEAR 09/30/2004
ISSUED CAPITAL
1 – COMMON	249,597,050	249,597,050	249,597,050
2 – PREFERRED	305,701,231	305,701,231	300,118,295
3 – TOTAL	555,298,281	555,298,281	549,715,345
TREASURY SHARES
4 – COMMON	0	0	0
5 – PREFERRED	13,679,382	13,679,382	5,027,282
6 – TOTAL	13,679,382	13,679,382	5,027,282

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 113 – TELECOMMUNICATION
5 – MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REVIEW REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousands)	4 - VALUE OF CHANGE (In R$ thousands)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousands)	7 – SHARE PRICE ON ISSUANCE DATE (In R$)
01	03/29/2005	3,435,788	34,543	Capital reserve	5,582,936	0.0115300000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 11/04/2005	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
1	TOTAL ASSETS	15,042,711	15,315,366
1.01	CURRENT ASSETS	4,453,343	4,493,201
1.01.01	CASH AND CASH EQUIVALENTS	1,234,472	1,483,189
1.01.02	CREDITS	2,145,518	2,079,884
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,145,518	2,079,884
1.01.03	INVENTORIES	4,727	3,840
1.01.04	OTHER	1,068,626	926,288
1.01.04.01	LOANS AND FINANCING	2,087	1,213
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	773,347	659,221
1.01.04.03	JUDICIAL DEPOSITS	162,179	152,563
1.01.04.04	OTHER ASSETS	131,013	113,291
1.02	LONG-TERM ASSETS	1,285,615	1,267,166
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,285,615	1,267,166
1.02.03.01	LOANS AND FINANCING	7,084	8,212
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	613,831	616,074
1.02.03.03	INCOME SECURITIES	371	97
1.02.03.04	JUDICIAL DEPOSITS	600,837	562,617
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	63,492	80,166
1.03	FIXED ASSETS	9,303,753	9,554,999
1.03.01	INVESTMENTS	2,298,792	2,302,372
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	2,158,415	2,154,725
1.03.01.03	OTHER INVESTMENTS	140,373	147,643
1.03.02	PROPERTY, PLANT AND EQUIPMENT	6,535,652	6,752,321
1.03.03	DEFERRED CHARGES	469,309	500,306

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
2	TOTAL LIABILITIES	15,042,711	15,315,366
2.01	CURRENT LIABILITIES	3,899,064	3,659,596
2.01.01	LOANS AND FINANCING	768,514	654,244
2.01.02	DEBENTURES	561,129	503,977
2.01.03	SUPPLIERS	1,129,778	1,132,600
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	792,989	763,791
2.01.04.01	INDIRECT TAXES	537,805	618,958
2.01.04.02	TAXES ON INCOME	255,184	144,833
2.01.05	DIVIDENDS PAYABLE	49,327	50,434
2.01.06	PROVISIONS	310,908	305,167
2.01.06.01	PROVISION FOR CONTINGENCIES	280,328	275,194
2.01.06.02	PROVISION FOR PENSION PLAN	30,580	29,973
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	286,419	249,383
2.01.08.01	PAYROLL AND SOCIAL CHARGES	85,927	75,333
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	71,374	78,951
2.01.08.03	EMPLOYEE PROFIT SHARING	43,792	26,957
2.01.08.04	OTHER LIABILITIES	85,326	68,142
2.02	LONG-TERM LIABILITIES	4,988,815	5,418,034
2.02.01	LOANS AND FINANCING	2,767,351	2,787,631
2.02.02	DEBENTURES	500,000	1,020,000
2.02.03	PROVISIONS	996,141	917,580
2.02.03.01	PROVISION FOR CONTINGENCIES	439,337	431,566
2.02.03.02	PROVISION FOR PENSION PLAN	533,814	464,587
2.02.03.03	PROVISION FOR LOSS WITH SUBSIDIARIES	22,990	21,427
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	725,323	692,823
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS	27,303	10,946
2.02.05.03	INDIRECT TAXES	648,678	632,608
2.02.05.04	TAXES ON INCOME	9,273	9,722
2.02.05.05	OTHER LIABILITIES	27,261	26,739
2.02.05.06	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	5,896	6,369
2.05	SHAREHOLDERS’ EQUITY	6,148,936	6,231,367
2.05.01	CAPITAL	3,435,788	3,435,788
2.05.02	CAPITAL RESERVES	1,362,890	1,362,890
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	59,007
	DONATIONS AND FISCAL INCENTIVES FOR
2.05.02.03	INVESTMENTS	123,551	123,551
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,062,586	1,145,017

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2005 TO 09/30/2005	4 - 01/01/2005 TO 09/30/2005	5 – 07/01/2004 TO 09/30/2004	6 - 01/01/2004 TO 09/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,498,668	10,173,096	3,267,244	9,166,111
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,079,383)	(3,052,234)	(931,974)	(2,613,644)
3.03	NET REVENUE FROM SALES AND SERVICES	2,419,285	7,120,862	2,335,270	6,552,467
3.04	COST OF SALES	(1,449,369)	(4,305,960)	(1,428,344)	(4,095,116)
3.05	GROSS PROFIT	969,916	2,814,902	906,926	2,457,351
3.06	OPERATING EXPENSES/REVENUES	(950,923)	(2,807,766)	(666,476)	(2,123,083)
3.06.01	SELLING EXPENSES	(301,778)	(864,197)	(271,858)	(787,521)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(272,491)	(794,196)	(218,249)	(647,240)
3.06.03	FINANCIAL	(116,165)	(539,407)	(135,050)	(664,272)
3.06.03.01	FINANCIAL INCOME	144,519	542,120	53,433	312,928
3.06.03.02	FINANCIAL EXPENSES	(260,684)	(1,081,527)	(188,483)	(977,200)
3.06.04	OTHER OPERATING INCOME	98,590	250,719	81,651	314,392
3.06.05	OTHER OPERATING EXPENSES	(194,800)	(359,852)	(112,941)	(321,528)
3.06.06	EQUITY ACCOUNTING RESULTS	(164,279)	(500,833)	(10,029)	(16,914)
3.07	OPERATING INCOME	18,993	7,136	240,450	334,268
3.08	NON-OPERATING INCOME	(36,590)	(107,371)	(34,987)	(174,522)
3.08.01	REVENUES	6,579	25,356	10,280	26,348
3.08.02	EXPENSES	(43,169)	(132,727)	(45,267)	(200,870)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(17,597)	(100,235)	205,463	159,746
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(65,218)	(177,607)	(84,162)	(97,643)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	(12,198)	(36,635)
3.12.01	INTEREST	0	0	(12,198)	(36,635)
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	240,100	0	238,100
3.15	INCOME (LOSS) FOR THE PERIOD	(82,815)	(37,742)	109,103	263,568
	NUMBER OF OUTSTANDING SHARES (THOUSAND)	541,618,899	541,618,899	544,688,063	544,688,063
	EARNINGS PER SHARE			0.00020	0.00048
	LOSS PER SHARE	(0.00015)	(0.00007)

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01-NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS
Quarter ended on September 30, 2005

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distances.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in the Regions I, II and III, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s business, as well as the rendered services and the charged fee are regulated by ANATEL.

Information related to the quality and universal service targets of the Fixed Telephone Service are available to interested parties on ANATEL’s homepage, in the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás group (State owned holding company of the telecommunication segment).

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at US Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates level 1 of Corporate Governance, and trades its American Depositary Receipts - ADRs on the New York Stock Exchange (“NYSE”).

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary incorporated in December 2002 to provide Personal Mobile Service (“SMP”), with authorization to assist the same coverage area where the Company operates with STFC. During the fourth quarter of 2004, BrT Celular concluded its implementation process, surpassing the pre-operating stage to the beginning of its commercial operations.

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary which started its operations at the beginning of 2002 and provides internet services and correlated activities.

During the second quarter of 2003, BrTI obtained control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised of the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”)
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): BrTI exercises direct control and total control jointly with BrT CSH.

The partnership Brasil Telecom Subsea Cable Systems (Bermudas) Ltd., incorporated by BrTI in the second quarter of 2003, also integrates the BrT Cabos Submarinos Group. However, in November 2004, Brasil Telecom S.A. started being its parent company, when it paid capital inputs which guaranteed a 74.16% ownership interest. The remaining ownership interest belongs to BrTI.

(ii) (ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator.

BrTI acquired the iBest Group in June 2003, which is composed of the following companies: (i) iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

c) Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated in the Bermudas and that operationally belongs to the BrT Subsea Cables Group. This company holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.

Until November 2004, BrT SCS Bermuda was held by BrTI. After the capital payment carried out by the Company in that month, the former began to hold 74.16% of common and total capital.

IG Companies

In November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control, of Internet Group (Cayman) Limited (“IG Cayman”), incorporated in Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total capital, and became holder of a 88.8% interest. IG Cayman is a holding which, in turn, have control of Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

The beginning of IG Companies’ activities took place on January 2000 and its operation is based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render value added services related to broadband access to its portal and web page hosting and other services in the Internet market.

d) MTH Ventures do Brasil Ltda. (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% previously held. MTH, in turn, holds 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), formerly named MetroRED Telecomunicações Ltda. (“MetroRED”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

e) Vant Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company acquired the total capital stock of VANT, when it acquired the remaining 80.1% of the capital stock of this company.

VANT is a service provider of corporate network services founded in October 1999. Initially focused on TCP/IP network, it started in Brazil with a network fully based on this technology. VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering voice and data products.

f) Other Service Provider Companies

The Company acquired, at the end of 2004, the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the balance sheet date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the CVM and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must annually prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;
  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and
  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

Statements of Cash Flows

The Company presents as supplementary information, jointly with Note 17, the statement of cash flows, prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON.

Report per Segment

The company presents, supplementary to note 41, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those of other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the end of the quarter, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on that same date.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the end of the quarter. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and also, in relation to consolidated statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the balance sheet date, in the cases in which the acquisitions presented higher values.

The Inventory composition is shown in Note 19.

d. Investments: Investments in subsidiaries are assessed using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at cost less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 26.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 27. Amortization is calculated under the straight-line method, for a five-year period, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand.

h. Loans and Financing: Updated to the balance sheet date for monetary and/or exchange variations and interest incurred as of the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter end date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the client. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. A non-recognized revenue is recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis.

As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts.

Additional information on private pension plans is described in Note 6.

o. Profit Sharing: The provisions for employees’ profit sharing are recognized on an accrual basis. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding on the balance sheet date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity: The Interest on Shareholders’ Equity credited by the quarter, the amount of R$ 161,344 (R$ 157,283 in the same period of 2004) was allocated to the Parent Company. This amount was fully paid on May 16, 2005, net of withholding income tax, and no liability of such nature existed on the balance sheet date.

Loans with the Parent Company: Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 55,578 (R$ 62,515 as of June 30, 2005). ). The financial revenue recognized in the statement of income in this quarter, due to the exchange variation reduction, was R$ 10,477 (R$ 565 of financial expense in 2004).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$ 1,000, totaling R$ 1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the parent company Brasil Telecom Participações S.A. The balance of the debentures par value will be amortized in a remaining installment, equivalent to 40% of issuance, with maturity term on July 27, 2006. The debentures remuneration is equivalent to 100% of the CDI, paid semiannually. The balance of this liability is R$ 537,291 (R$ 977,827 on June 30, 2005) and the charges recognized in the income until the quarter represented R$ 111,754 (R$ 138,728 in 2004).

Revenues and Accounts Payable: arising from transactions related to the use of facilities and logistic support. The balance payable is R$ 2,185 (R$ 2,149 on 06/30/05) and the statement of income for the quarter comprises Operating Income of R$ 3,244 (R$ 2,160 in 2004).

BrT Serviços de Internet S.A.

Revenues, Expenses and Accounts Receivable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$ 16,475 (R$ 10,296 receivable on 06/30/05). The amounts recorded in the income until the quarter represented R$ 48,978 of the operating revenues (R$ 40,151 in 2004) and R$ 128,121 of operating expenses (R$ 103,510 in 2004).

14 Brasil Telecom Celular S.A

Advance for Future Capital Increase: the amount recorded as AFAC, realized in the quarter, is R$ 507,846 (R$ 346,001 on 06/30/05).

Accounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$ 147 (R$ 42,608 on 06/30/05). The amounts recorded in the income until the quarter represented R$ 123,004 of operating revenues and R$ 161,602 of operating expenses.

Vant Telecomunicações S.A.

Advance for Future Capital Increase: The amount recorded as AFAC, realized in the quarter, is R$ 13,841 (R$ 9,345 on 06/30/05).

Accounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities and logistic support. The balance payable is R$ 507 (R$ 52 on 06/30/05) and the amounts recorded in the income represented R$ 822 of operating revenues and R$ 1,306 of operating expenses until the quarter.

BrT SCS Bermuda

Revenues: Financial income of R$ 189 (R$ 720 in 2004), related to loan already settled.

Freelance S.A.

Revenues and Accounts Receivable: arising from transactions related to the use of logistic support and telecommunications services. The receivable balance amounts to R$ 522 (R$ 809 on 06/30/05) the recognized revenue in income was R$ 947.

IG Brasil

Revenues and Accounts Receivable: arising from transactions related to the use of telecommunications services. The balance receivable is R$ 824 (R$ 1,807 on 06/30/05) and the revenue recognized in the income was R$ 8,199.

BrT Multimídia

Revenues, Expenses and Accounts Payable: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$ 6,793 (R$ 11,422 on 06/30/05). The income statement for the quarter comprises Operating Income of R$ 68 and Operating Expense of R$ 49,699 (R$ 25,355 in 2004).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a.           Credit Risk

The majority of services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In the quarter, the Company’s default was 2.51% of the gross revenue (2.97% in 2004). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis of eligible customers. Still in relation to postpaid service, whose client base at the end of the quarter was 27.2% (26.5% on 06/30/05), the receivable accounts are also monitored in order to limit default and to cut the access to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b.           Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 23.6% (23.6% on 06/30/05) of the total liabilities of loans and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 65.3% (64.9% on 30/06/05) is covered by hedge operations and financial investments in foreign currency. Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. Until the balance sheet date, the negative adjustments of these operations amounted to R$ 245,302 (R$ 44,105 of negative adjustments in 2004).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

PARENT COMPANY
	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	991,109	1,033,253	1,089,594	1,118,053
Hedge Contracts	291,962	275,619	236,198	216,161
Total	1,283,071	1,308,872	1,325,792	1,334,214
Current	111,777	111,453	68,908	72,342
Long-term	1,171,294	1,197,419	1,256,884	1,261,872

CONSOLIDATED
	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loan and Financing	1,013,221	1,055,364	1,112,980	1,141,439
Hedge Contracts	291,962	275,619	236,198	216,161
Total	1,305,183	1,330,983	1,349,178	1,357,600
Current	111,777	111,453	68,908	72,342
Long-term	1,193,406	1,219,530	1,280,270	1,285,258

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force on the balance sheet date.

c.           Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The consolidated financial statements also include a loan agreement with Freelance S.A., whose balance is R$ 1,574 (R$ 1,543 on 06/30/05), indexed to IGP-M. The Company also has Certificate of Deposits (CDBs) with Banco de Brasília S.A. related to the guarantee to tax incentive granted by the Distrito Federal Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustainable Development of Distrito Federal), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/05	06/30/05	09/30/05	06/30/05
Assets
Loans subject to:
IGP-DI	7,644	7,778	7,644	7,778
IPA-OG Column 27 (FGV)	1,527	1,647	1,527	1,647
IGP-M	-	-	1,574	1,543
Securities subject to:
SELIC rate	371	97	2,181	1,684
Total	9,542	9,522	12,926	12,652
Current	2,087	1,213	3,661	2,756
Long-term	7,455	8,309	9,265	9,896

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI IGP-M and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative hedge contracts to 28.2% (35.3% on 06/30/05) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures, non-convertible or tradable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated with this liability results from the possible increase of the rate.

The above mentioned liabilities on the balance sheet date are as follows:

PARENT COMPANY
	09/30/05		06/30/2005
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures – CDI	1,061,129	1,060,535	1,523,977	1,522,127
Loans subject to TJLP	1,949,995	1,905,573	1,826,541	1,932,266
Loans subject to UMBNDES	234,308	234,967	219,820	224,116
Hedge without loans subject to UMBNDES	44,872	32,965	44,193	34,764
Loans subject to IGP-M	9,501	9,501	11,877	11,877
Loans subject to IGP/DI	2,328	2,328	599	599
Other loans	11,790	11,790	13,053	13,053
Total	3,313,923	3,257,659	3,640,060	3,738,802
Current	1,217,866	1,201,956	1,089,313	1,121,807
Long-term	2,096,057	2,055,703	2,550,747	2,616,995

CONSOLIDATED
	09/30/05		06/30/05
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures - CDI	1,061,129	1,060,535	1,523,977	1,522,127
Loans subject to TJLP	1,949,995	1,905,573	1,826,541	1,932,266
Loans subject to UMBNDES	234,308	234,967	219,820	224,116
Hedge without loans subject to UMBNDES	44,872	32,965	44,193	34,764
Loans subject to IGP-M	9,501	9,501	11,877	11,877
Loans subject to IGP/DI	17,844	17,844	11,928	11,928
Other loans	11,790	11,790	13,053	13,053
Total	3,329,439	3,273,175	3,651,389	3,750,131
Current	1,218,038	1,202,128	1,089,401	1,121,895
Long-term	2,111,401	2,071,047	2,561,988	2,628,236

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d.           Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the company’s debts.

e.           Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f.           Risks Related to Investments

The Company has investments, which are assessed through the equity method and the acquisition cost. The investments assessed by the equity method are presented in Note 25, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to loss expectations.

On the quarter’s closing date, the provision balance was recorded in the amount of R$ 22,990 (R$ 21,427 on 06/30/05) related to VANT’s unsecured liability.

The investments assessed at acquisition cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

g.           Temporary Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on floating, fixed and foreign exchange rates, all subject to CDI, by means of the own backing of these securities or through futures contracts traded at the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIFs), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange - BM&F, overnight financial investments, in own portfolio of CDB issued by national financial institutions, and own portfolio of CD issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks, and the CDB investments are subject to the issuer institution credit risk. The Company maintains cash investments in the amount of R$ 1,227,531 (R$ 1,454,350 on 06/30/05. Income accrued to the balance sheet date is recorded in financial income and amounts to R$ 165,325 (R$ 128,440 in 2004). Amounts recognized in the consolidated financial statements are R$ 1,450,288 (R$ 1,714,555 on 06/30/05), related to investments, and R$ 186,489 (R$ 134,203 in 2004), related to earnings.

h.           Risks Related to Rules

New Concession Contracts

On June 20, 2003, ANATEL ratified Resolution 341, which provides for new types of concession agreements, in force as from January 1, 2006 until 2025. The new kind of concession agreement provides for changes in the way fees are adjusted, such as the General Price Index – Internal Supply (IGP-DI), which would no longer be used to set the fees adjustments based on the annual inflation rate. Consequently, the Company’s operations and competitive position can be affected by these changes.

Overlapping of Licenses

Since the receipt of the certification for compliance with the 2003 goals established by ANATEL, the Company provides national and international fixed and mobile telephony services, and the mobile services through the subsidiary 14 Brasil Telecom Celular S.A. If Telecom Itália International N.V. (“TII”) acquired an indirect controlling interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation, and the capacity of providing national and international fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being closed by ANATEL. On January 16, 2004, ANATEL issued an Act establishing a 18-month period for TII to reacquire an indirect controlling interest in the Company, as long as TII do not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as national and international long-distance and mobile services. In the event of, after that 18-month period, which will commence as from TII return to the controlling block of Brasil Telecom Participações S.A., according to ANATEL’s resolution set forth in Act 41,780, as of January 16, 2004, and Act 51,450, as of July 07, 2005, the interested parties do not settle the overlapping of licenses, ANATEL reserves the right to impose sanctions on any and all involved parties.

Depending on ANATEL’s final decision, these sanctions could have significant adverse effects to the Company’s business and operations.

On April 28, 2005, TII and TIM, and the Company and BrT Celular executed a Merger Agreement and a related Protocol. Among others, this operation was justified by the management at that time as a possible solution for the overlapping of licenses and regulatory authorizations with TIM, in order to avoid sanctions and penalties that could be imposed by ANATEL. The operation is subject to preliminary injunctions enacted by both the Brazilian and American Courts. Regardless of the merger above, any or all assets or the mobile services (note 41) may lose value in consequence of the overlapping of the operations or sanctions by ANATEL. The result of these preliminary injunctions cannot be anticipated at this moment.

6.           BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom (group)” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a.           Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação de Seguridade Social (SISTEL), originated from certain companies of the former Telebrás System.

The Company’s bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are annually valued by independent actuaries on the balance sheet date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Deliberation 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, the evolution tendency for a new stage was already expected. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This tendency also occurred in the main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started on March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, will provide management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar - SPC, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was suspended to new employees contracted by the sponsor, but it was reopened in February 2005. TCSPREV currently provides assistance to nearly 61.9% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in the quarter was 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In the quarter, contributions by the sponsor to the TCSPREV group represented, on average, 6.32% of the payroll of the plan participants. For employees, the average was 5.71% .

The contribution by the company in the quarter totaled R$ 11,320 (R$ 10,847 in 2004)

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)

Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, incorporated into TCSPREV on 12/31/01 and for the participants of PBS’s defined benefit plans of other companies. According to a legal/actuarial appraisal, the Company’s responsibility is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
 Contributions may occur in case of accumulated deficit. On 12/31/04, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored by contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was incorporated into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

Contributions to PAMA, in the part attributed to the Sponsor, in the quarter totaled R$ 82 (R$ 86 in 2004).

FUNDAÇÃO BrTPREV

The main purpose of the Company sponsoring BrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005. Currently, BrTPREV provides assistance to nearly 37.7% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans attend approximately 0.3% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the administrative expenses on the basic contributions from employees and normal contributions of the Company and risk benefits. In the quarter contributions by the sponsor represented, on average, 6.19% of the payroll of the plan participants, whilst the average employee contribution was 5.41% .

In the quarter, the Company’s contributions amounted to R$ 6,602 (R$ 4,140 in 2004).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor in the quarter was, on average, of 3.93% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate of the period was 3.93% . With the Alternative Plan -Brasil Telecom, the participants also pay an entry fee depending on the age of entering the plan.

The usual contributions of the Company, in the quarter, amounted to R$ 11 (R$ 13 in 2004).

The technical reserve corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBr PREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pensions Department dated 01/25/02. Of the maximum period established, 16 years and three months still remain for complete settlement. The amortizing contributions in this quarter amounted to R$ 74,001 (R$ 68,386 in 2004).

There has been an intermediary actuarial revaluation of Planos Fundador – Brasil Telecom and Alternativo – Brasil Telecom, conducted by independent actuaries and referenced to the August 31, 2005, which presented the net actuarial liability shown as follows:

ASSETS AND LIABILITIES RECONCILIATION
Actuarial Liabilities with Granted Benefits Actuarial Liabilities with Benefits to be Granted (=) Total Present Value of Actuarial Liabilities Fair Value of the Plan’s Assets	1,099,068 67,645 1,166,713 (599,104)
(=) Net Actuarial Liability on August 31, 2005	567,609
(-) Provision Balance for Pension Funds on the Revaluation Date	484,347
(=) Addition to Provision for Pension Funds, Recorded in contra-entry of the operating expense	83,262

Supplementary amounts recorded by the Company are related to the following facts:

(i) Correction of data base of pension plan death benefits related to the constitution of the family group; and

(ii) Granted benefits purchasing power increase, by the inflation rate accrued from January to September 2004, related to the latest salary adjustment.

b. Stock option plan for management and employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Until September 30, 2005, no stock had been granted.

Program B

The price of exercising is established by the management committee based on the market price of 1000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	1/1/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	1/1/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	1/1/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

Information related to the general plan to grant stock options is summarized below:

	September 30, 2005
	Preferred stock options (thousand)	Average exercise price R$
Balance as of 06/30/05	1,415,119	13.00
Balance as of 09/30/05	1,415,119	13.00

There has been no granting of options for purchase of stocks exercised until the end of this quarter and the representativeness of the options balance in relation to the total of outstanding shares is 0.26% (0.26% on 06/30/05).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black & Scholes method, would be R$ 1,171 (R$ 933 in 2004).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company, and by service providers.

Tax Suits

Provisions for contingencies of tax nature mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors and tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	09/30/05	06/30/05	09/30/05	06/30/05
Labor	435,483	424,725	438,563	426,174
Tax	61,964	66,655	89,561	93,005
Civil	222,218	215,380	223,851	216,427
TOTAL	719,665	706,760	751,975	735,606
Current	280,328	275,194	304,840	297,000
Long-term	439,337	431,566	447,135	438,606

Labor

In the current fiscal year, the provision for labor contingencies had a net increase of R$ 22,753 (R$ 24,342 Consolidated). This variance is caused by the recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition of a provision in the amount of R$ 81,575 (R$ 81,573 Consolidated), by new additions amounting to R$ 13,873 (R$ 14,006 Consolidated), reclassification of other liabilities totaling R$ 1,493 Consolidated and decrease due to payments that added up to R$ 72,695 (R$ 72,730 Consolidated).

The main objects that affect the provisions for labor claims are the following:

(i)	Additional Remuneration - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)	Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime – refers to the salary and additional payment plea due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – plea due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of rescission of labor contract without cause; and

(vii)	Request for the regulation application which established the payment of the incident percentage on the Company’s income, attributed to the Santa Catarina Branch.

Tax

In the quarter, there was a net decrease of R$ 2,739 (R$ 20,375 Consolidated), represented by a R$ 6,193 decrease (R$ 31,260 Consolidated) caused by contingent risks revaluations, offset by an increase of monetary adjustments of R$ 6,970 (R$ 10,775 Consolidated), addition of new shares totaling R$ 496 (R$ 4,144 Consolidated), and payments reduction adding up to R$ 4,012 (R$ 4,034 Consolidated).

The main provisioned lawsuits refer to the following controversies:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperatives, as well as the breakdown of the contribution’s salary;

(ii)	Federal Revenue Department - incorrect compensation of tax losses; and

(iii)	CPMF - Non-collection of the tax on financial activities in year 1999.

Civil

In the current fiscal year, until the end of the quarter, there was a net increase of R$ 8,207 (R$ 9,163 Consolidated), resulting from the reassessment of contingent risks and monetary restatement at the amount of R$ 32,872 (R$ 33,074 Consolidated), as well as new suits totaling R$ 33,443 (R$ 34,354 for the Consolidated) and payments at the amount of R$ 58,108 (R$ 58,265 for the Consolidated).

The lawsuits provided for are the following:

(i)	Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Contracts of Financial Participation - It has been signed with TJ/RS the position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii)	Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies for Possible Risk

The position of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/05	06/30/05	09/30/05	06/30/05
Labor	581,535	602,647	586,638	607,477
Tax	1,965,798	1,418,772	2,008,214	1,445,487
Civil	1,459,450	1,314,833	1,464,322	1,318,712
Total	4,006,783	3,336,252	4,059,174	3,371,676

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint/subsidiary responsibility, whose evaluation of processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. In addition to the subjects cited, the request for remunerative consideration for hours of work supposedly exceeding the normal agreed workload of hours also contributed to the amount mentioned.

Tax

During the fiscal year, until the end of the quarter, there has been an increase of R$ 732,264 (R$ 759,106 for the Consolidated), related to the entrance of new contingencies at the amount of R$ 42,564 (R$ 62,430 for the Consolidated), reevaluation of risk degree and amounts totaling R$ 498,335 (R$ 502,415 for the Consolidated) and monetary restatements of R$ 191,365 (R$ 194,261 for the Consolidated).

The main lawsuits are represented by the following objects:

(i)	Notices of INSS, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary owed by the company and that the Company’s legal advisors do not believe there is an incidence of social security contribution;

(ii)	Federal Taxes - notices due to alleged lack of collection;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the final consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(vii)	ISS (Service Tax) - Not collected and/or under-collected; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase registered in the fiscal year, until the end of the quarter, was of R$ 455,348 (R$ 458,056 related to the Consolidated) and is represented, mainly, by the increase of R$ 514,004 (R$516,892 for the Consolidated) related in its majority to shares resulting from the capitalization process, for which a higher number of shares in the capital stock in relation to what was issued is demanded, as well as corresponding demanded dividends. The other variations are composed, basically, of monetary restatements and reduction by reevaluations of existing causes, leading to a net reduction of R$ 58,656 (R$ 58,836 for the Consolidated).

The main lawsuits are presented as follows:

(i)	Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii)	Lawsuits of a consumerist nature;

(iii)	Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv)	Customer service points - Public class lawsuits arising from the closing of customer attendance points.

Contingencies for Remote Risk

In addition to the claims mentioned, there are also contingencies considered of a remote risk amounting to R$ 1,299,827 (R$ 1,688,656 on 06/30/05) for the Parent Company and R$ 1,328,038 (R$ 1,718,514 on 06/30/05) for the Consolidated.

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling R$ 565,540 (R$ 457,986 on 06/30/05). These agreements, with indefinite term of validity, are remunerated with interest that varies from 0.50% p.a. to 2.00% p.a., representing an average rate of 0.90% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$ 570,560 (R$ 457,986 on 06/30/05), remunerated with interest that vary from 0.50% to 2.00%, with average remuneration equivalent to 0.90% p.a.

Judicial deposits related to contingencies and contested taxes (suspended demand) are described in Note 23.

8.           SHAREHOLDERS’ EQUITY

a.           Capital Stock

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

The capital is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares can be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,435,788 (R$ 3,435,788 as of 06/30/05) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total of Shares		Shares held in Treasury		Outstanding Shares
	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	305,701,231	305,701,231	13,679,382	13,679,382	292,021,849	292,021,849
TOTAL	555,298,281	555,298,281	13,679,382	13,679,382	541,618,899	541,618,899

	09/30/05	06/30/05
Net Equity per thousand Outstanding Shares (R$)	11.35	11.51

b.           Shares held in Treasury

In the calculation of the net equity the preferred shares held in treasury were deducted. These shares held in treasury are derived from the following events:

Merger

The Company holds in treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has outstanding shares to comply with judicial rules, resulting from ownership claims of the original subscribers of the merged company. The amount originally paid, in this case, is considered a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent ones.

The average acquisition cost originally represented, at CRT, an amount of R$1.24 per share. With the swap ratio of shares, resulting from the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$ 0.026 for each share held in treasury.

The movements of shares held in treasury derived from the merged company were the following:

	09/30/05		06/30/05
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,282	30	1,282	30
Closing balance in the quarter	1,282	30	1,282	30

The retained earnings account represents the origin of the funds invested in the acquisition of these shares held in treasury.

Stock Repurchase Program – Years from 2002 to 2004

Shares resulting from buyback programs are held in treasury, and on 09/13/04 a material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale, under the following terms and conditions: (i) the premium account in the share subscription represented the origin of the funds invested in the purchase of shares; (ii) the authorized quantity for the purchase of own preferred shares for being held in treasury was limited to 10% of outstanding preferred shares; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The quantity of shares held in treasury arising from the programs for repurchase of shares was the following:

	09/30/05		06/30/05
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	13,678,100	154,692	13,678,100	154,692
Shares acquired	-	-	-	-
Closing balance in the quarter	13,678,100	154,692	13,678,100	154,692

Unit historical cost in the acquisition of shares held in treasury (R$)	09/30/05	06/30/05
Weighted Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the balance sheet date, there were no disposals of preferred shares purchased based on repurchase programs.

           Market Value of Shares Held in Treasury

The market value of shares held in treasury, arising from the merger of CRT and the buyback programs, at the market quotation on the balance sheet date was the following:

	09/30/05	06/30/05
Number of preferred shares held in treasury (thousands of shares)	13,679,382	13,679,382
Quotation per thousand shares at BOVESPA (R$)	10,65	10,10
Market value	145,685	138,162

The Company maintains the balance of shares held in treasury in a separate account. For presentation purposes, the values of shares held in treasury are deducted from the reserves that originated the buyback, and are presented as follows:

	Goodwill on Subscription of Shares		Other Capital Reserves		Retained Earnings
	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05
Account Balance of Reserves	434,647	434,647	123,334	123,334	1,062,616	1,145,047
Shares Held in Treasury	(99,822)	(99,822)	(54,870)	(54,870)	(30)	(30)
Balance, Net of Shares Held in Treasury	334,825	334,825	68,464	68,464	1,062,586	1,145,017

c.           Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve in the Merger: represents the net value of the contra entry of the goodwill amount recorded in deferred assets, as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, on behalf of the controlling shareholder and the minority shareholders existing on its formation date, observing the preemptive right of the other shareholders.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d.           Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital or to offset losses.

Retained Earnings: constituted at the end of each year, offset by the remaining balance of net income or loss for the year, adjusted according to the terms of article 202 of Law 6.404/76, or by the recording of adjustments from prior years, if applicable.

The retained earnings account presented in the current fiscal year, until the closing date of the quarter, net negative transactions of R$ 270,157, represented by R$ 37,742 of losses in the period, R$ 240,100 of interest credit on shareholder’s equity, and R$ 7,685 related to prescribed dividends reverted to net equity.

e.           Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory dividend amount, in accordance with article 43 of the Company’s bylaws.

Interest on shareholder’s equity credited to shareholders, which will be imputed to dividends, net of income tax, as part of the proposal for allocation of results in the fiscal year to close by the end of 2005, to be submitted for approval at the shareholder’s ordinary general meeting were:

	09/30/05	09/30/04
Interest on Shareholder’s Equity – JSCP – Credited	240,100	238,100
Common Shares	110,647	110,139
Preferred Shares	129,453	127,961
Withholding Income Tax (IRRF)	(36,015)	(35,715)
Net JSCP	204,085	202,385

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04

Fixed Telephony Service

Local Service	5,313,343	5,075,873	5,312,917	5,075,873
Connection fees	19,683	26,186	19,683	26,186
Basic subscription	2,613,218	2,277,825	2,613,190	2,277,825
Measured service charges	1,041,639	1,072,543	1,041,399	1,072,543
Fixed to mobile calls - VC1	1,582,249	1,627,524	1,582,098	1,627,524
Rent	1,128	1,215	1,125	1,215
Other	55,426	70,580	55,422	70,580

Long Distance Service	2,284,618	1,897,002	2,284,425	1,897,002
Inter-Sectorial Fixed	751,778	814,697	751,727	814,697
Intra-Regional Fixed (Inter-Sectorial)	298,470	304,101	298,471	304,101
Fixed Inter Regional	229,545	140,500	229,500	140,500
Fixed to mobile calls - VC2 and VC3	957,639	617,737	957,546	617,737
International	47,186	19,967	47,181	19,967

Interconnection	538,927	553,164	485,250	553,164
Fixed-Fixed	300,728	356,274	300,720	356,274
Mobile-Fixed	238,199	196,890	184,530	196,890

Lease of Means	275,324	172,455	223,300	172,455
Public Telephony Service	351,141	355,594	351,129	355,594
Supplementary Services, Intelligent Network and
Advanced Telephony	343,096	321,143	342,379	320,374
Other	28,776	23,537	27,763	23,543

Total of Fixed Telephony Service	9,135,225	8,398,768	9,027,163	8,398,005

Mobile Telephony Service

Telephony	-	-	296,437	-
Subscription	-	-	122,640	-
Utilization	-	-	141,801	-
Roaming	-	-	1,271	-
Interconnection	-	-	25,738	-
Other Services	-	-	4,987	-

Sale of Goods	-	-	183,538	-
Cell Phones	-	-	170,498	-
Electronic Cards - Brasil Chip, Accessories and Other
Goods	-	-	13,040	-

Total of Mobile Telephony Service	-	-	479,975	-

Data Communication Services and Other

Data Communication	1,033,943	752,791	1,082,155	759,233
Other Main Activities Services	3,928	14,552	288,567	104,182

Total of Data Communication Services and Other	1,037,871	767,343	1,370,722	863,415

Gross Operating Revenue	10,173,096	9,166,111	10,877,860	9,261,420

Deductions from Gross Revenue	(3,052,234)	(2,613,644)	(3,331,064)	(2,662,634)
Taxes on Gross Revenue	(2,903,827)	(2,528,535)	(3,116,633)	(2,570,058)
Other Deductions on Gross Revenue	(148,407)	(85,109)	(214,431)	(92,576)

Net Operating Revenue	7,120,862	6,552,467	7,546,796	6,598,786

10.           COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Interconnection	(1,878,306)	(1,651,751)	(1,761,286)	(1,651,751)
Depreciation and Amortization	(1,512,460)	(1,595,042)	(1,708,871)	(1,624,330)
Third-Party Services	(521,960)	(453,100)	(600,191)	(476,727)
Rent, Leasing and Insurance	(174,447)	(206,773)	(305,876)	(252,254)
Personnel	(98,531)	(81,892)	(115,530)	(87,927)
Material	(52,475)	(66,761)	(53,605)	(66,809)
Means of Connection	(51,374)	(25,245)	(46,902)	(31,418)
FISTEL	(12,632)	(10,556)	(50,434)	(10,567)
Goods Sold	-	-	(225,151)	-
Other	(3,775)	(3,996)	(3,996)	(3,987)
Total	(4,305,960)	(4,095,116)	(4,871,842)	(4,205,770)

11.           COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Third-Party Services	(362,920)	(303,028)	(637,099)	(309,790)
Losses on accounts Receivable(1)	(255,752)	(278,873)	(291,828)	(280,966)
Personnel	(130,606)	(94,544)	(185,093)	(99,552)
Rent, Leasing and Insurance	(109,620)	(105,922)	(4,901)	(3,065)
Depreciation and Amortization	(3,980)	(4,073)	(12,312)	(4,095)
Material	(1,000)	(746)	(22,609)	(1,301)
Other	(319)	(335)	(23)	(205)
Total	(864,197)	(787,521)	(1,153,865)	(698,974)
(1) Includes provision for Doubtful Accounts

12.           GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Third-Party Services	(472,959)	(371,641)	(535,092)	(381,205)
Depreciation and Amortization	(168,801)	(143,999)	(205,848)	(150,364)
Personnel	(126,496)	(101,897)	(166,225)	(111,413)
Rent, Leasing and Insurance	(22,148)	(26,329)	(28,579)	(29,188)
Material	(3,232)	(2,810)	(10,704)	(3,250)
Other	(560)	(564)	(1,447)	(821)
Total	(794,196)	(647,240)	(947,895)	(676,241)

13.           OTHER OPERATING EXPENSES, NET

The remaining income and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Fines	65,891	47,081	62,837	46,997
Operating Infra-Structure Rent and Other	65,327	33,643	48,989	35,065
Technical and Administrative Services	42,095	51,216	40,132	49,802
Recovered Taxes and Expenses	38,491	47,540	59,836	58,039
Agreement entered into with TIM (Co-billing)	18,272	-	18,272	-
Provision/Reversal of Other Provisions	7,619	18,552	11,268	19,774
Dividends of Investments Assessed by the Acquisition Cost	1,528	360	1,528	360
Contingencies – Provision(1)	(163,036)	(130,389)	(146,666)	(128,015)
Taxes (Other than Gross Revenue, Income and Social Contribution Taxes)	(42,026)	(34,457)	(55,938)	(36,102)
Goodwill Amortization in the Acquisition of Investments	(16,555)	(9,197)	(68,750)	(46,721)
Provision for Actuarial Liability of Pension Funds	(93,892)	(7,075)	(93,892)	(7,075)
Indemnity – Telephony and Other	(10,348)	(32)	(10,372)	(32)
Court Fees	(7,037)	(2,836)	(7,207)	(2,836)
Donations and Sponsorships	(5,842)	(7,265)	(6,972)	(7,570)
Loss on Write-off of Repair/Resale Inventories	(171)	(3,016)	(445)	(2,338)
Other Expenses	(9,449)	(11,261)	(3,496)	(10,316)
Total	(109,133)	(7,136)	(150,876)	(30,968)
(1) Provisions for contingencies are described in Note 7.

14.           FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Financial Revenues	542,120	312,928	611,106	320,560
Local Currency	270,084	273,626	299,620	281,188
On Rights in Foreign Currency	272,036	39,302	311,486	39,372
Financial Expenses	(1,081,527)	(977,200)	(1,208,737)	(982,874)
Local Currency	(502,572)	(634,553)	(548,272)	(637,380)
On Liabilities in Foreign Currency	(338,855)	(104,547)	(420,365)	(107,394)
Interest on Shareholder's Equity	(240,100)	(238,100)	(240,100)	(238,100)
Total	(539,407)	(664,272)	(597,631)	(662,314)

The Interest on Shareholders’ Equity amount was reversed in the determination of the income, minus retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15.          NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Amortization of Special Goodwill in the Merger (CVM Instruction 319/99)	(141,995)	(141,995)	(141,995)	(141,995)
Reversal of Provision for Maintenance of Integrity of Shareholders’ Equity (CVM Instruction 349/01)	141,995	141,995	141,995	141,995
Amortization of Goodwill in Merger	(93,011)	(93,011)	(98,869)	(93,011)
Result in the Write-off of Fixed and Deferred Assets	(12,330)	(65,693)	(15,639)	(65,990)
Provision/Reversal for Investment Losses	(6,432)	(13,504)	(1,341)	(13,504)
Provision/Reversal for Realization Amount and Fixed Asset Losses	4,681	2,148	7,421	6,149
Other Non-operating Expenses	(279)	(4,462)	(287)	(4,273)
Total	(107,371)	(174,522)	(108,715)	(170,629)

16.           INCOME TAX AND SOCIAL CONTRIBUTION ON EARNINGS

Income tax and social contribution on earnings are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on earnings recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Income Before Taxes and after Profit Sharing	(100,235)	123,111	(284,028)	113,898
Income of Companies Not Subject to Income Tax and Social Contribution	-	-	55,728	28,136
Total of Taxable Income	(100,235)	123,111	(228,300)	142,034
Income Tax of Legal Entities
Expense Related to Income Tax (10%+15%=25%)	25,059	(30,778)	57,075	(35,508)
Permanent Additions	(161,834)	(49,438)	(59,655)	(55,488)
Amortization of Goodwill	(27,392)	(23,253)	(32,773)	(33,005)
Equity Accounting	(110,438)	(5,759)	-	(541)
Non-Operating Equity Accounting	-	-	(1)	-
Exchange Variation on Investments	(14,821)	-	(14,821)	-
Losses with Investment	-	(12,899)	-	(12,899)
Other Additions	(9,183)	(7,527)	(12,060)	(9,043)
Permanent Exclusions	5,169	6,906	10,301	18,674
Equity Accounting	51	1,530	-	541
Dividends of Investments Assessed by Acquisition Cost	382	90	382	90
Federal Tax Recoverable	3,956	4,882	3,956	4,882
Other Exclusions	780	404	5,963	13,161
Tax Loss Offset	-	-	2,499	-
Other	598	1,218	695	2,519
Effect of Income Tax on Statement of Income	(131,008)	(72,092)	10,915	(69,803)

Social Contribution on Net Income
Expense Related to Social Contribution on Income (9%)	9,021	(11,080)	20,547	(12,783)
Permanent Additions	(57,415)	(16,921)	(20,521)	(18,864)
Amortization of Goodwill	(9,861)	(8,371)	(11,798)	(11,882)
Equity Accounting	(39,758)	(2,073)	-	(311)
Exchange Variation in Investments	(5,335)	-	(5,335)	-
Losses with Investments	-	(4,643)	-	(4,643)
Other Additions	(2,461)	(1,834)	(3,388)	(2,028)
Permanent Exclusions	1,795	2,450	3,638	6,502
Equity Accounting	18	551	-	195
Dividends of Investments Assessed by Acquisition Cost	138	32	138	32
Federal Tax Recoverable	1,424	1,758	1,424	1,758
Other Exclusions	215	109	2,076	4,517
Compensation of Negative Calculation Basis	-	-	899	-
Other	-	-	-	378
Effect of Social Contribution on Statement of Income	(46,599)	(25,551)	4,563	(24,767)
Effect of Income Tax and Social Contribution on Statement of Income	(177,607)	(97,643)	15,478	(94,570)

17.           CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Cash	4,567	5,051	4,789	5,372
Bank Accounts	2,374	23,788	34,375	56,058
Temporary cash investments	1,227,531	1,454,350	1,450,288	1,714,555
Total	1,234,472	1,483,189	1,489,452	1,775,985

Temporary cash investments represent amounts invested in exclusive funds managed by financial institutions, guaranteed in federal bonds with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial Institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earns exchange rate variation plus interest of 3.00% p.a., deposit certificates issued by foreign financial institutions, and Certificate Deposits (CDBs) issued by first-rate financial institutions with average profitability equivalent to CDIs.

The breakdown of temporary cash investment portfolio is presented below, on the date the quarter was closed:

PARENT COMPANY
	09/30/05
Financial Institution	Investment Nature
	LFT	LTN (swap coverage)	Overnight	Over Selic	NBC-E
Exclusive Funds
ABN Amro	55,176	83,399	-	267	-
Banco do Brasil	93,125	6,011	-	244	-
CEF	36,118	63,336	-	2,484	-
Citigroup	2,519	11,475	-	6	-
Itaú	79,728	43,811	-	18	-
Safra	18,161	90,426	-	1,894	-
Santander	71,568	107,152	-	38,569	16,244
Unibanco	175,538	31,920	-	9	-
Total of Exclusive Funds	531,933	437,530	-	43,491	16,244
Other Investments	-	-	200,212	-	-
Total of Temporary Cash
Investment	531,933	437,530	200,212	43,491	16,244

PARENT COMPANY
	09/30/05
Financial Institution	Investments Nature		Rectifier
	NTN-D	Open Investment Funds (Fixed Income)	Provision for Income Tax	Liabilities	Total
Exclusive Funds
ABN Amro	-	-	(1,744)	(14)	137,084
Banco do Brasil	-	-	(916)	(7)	98,457
CEF	-	-	(1,468)	(6)	100,464
Citigroup	-	-	(189)	(1)	13,810
Itaú	-	-	(1,398)	-	122,159
Safra	-	-	(1,517)	-	108,964
Santander	10,584	-	(2,929)	-	241,188
Unibanco	-	-	(2,320)	(7)	205,140
Total of Exclusive Funds	10,584	-	(12,481)	(35)	1,027,266
Other Investments	-	53	-	-	200,265
Total of Temporary Cash
Investment	10,584	53	(12,481)	(35)	1,227,531

CONSOLIDATED
	09/30/05
Financial Institution	LFT	Investments Nature
		LTN (swap coverage)	Overnight	Over Selic	NBC-E	NTN-D
Exclusive Funds
ABN Amro	55,175	83,399	-	267	-	-
Banco do Brasil	200,941	16,313	-	1,271	-	-
CEF	37,106	65,070	-	2,552	-	-
Citigroup	2,519	11,475	-	6	-	-
Itaú	79,728	43,811	-	18	-	-
Safra	18,161	90,426	-	1,894	-	-
Santander	75,512	113,058	-	40,694	17,140	11,167
Unibanco	193,392	35,166	-	10	-	-
Total Exclusive Funds	662,534	458,718	-	46,712	17,140	11,167
Other Investments	-	-	200,212	-	-	-
Total of Temporary Cash
Investments	662,534	458,718	200,212	46,712	17,140	11,167

CONSOLIDATED
	09/30/05
Financial Institution	Investments Nature		Rectifier		Total
	Open Investment Funds (fixed- income)	Certificates of Bank Deposits	Income Tax (IR) Provision	Liabilities
Exclusive Funds
ABN Amro	-	-	(1,744)	(14)	137,083
Banco do Brasil	-	-	(945)	(16)	217,564
CEF	-	-	(1,502)	(6)	103,220
Citigroup	-	-	(189)	(1)	13,810
Itaú	-	-	(1,399)	-	122,158
Safra	-	-	(1,517)	-	108,964
Santander	-	-	(2,929)	-	254,642
Unibanco	-	-	(2,320)	(8)	226,240
Total of Exclusive Funds	-	-	(12,545)	(45)	1,183,681
Other Investments	37,744	28,651	-	-	266,607
Total of Temporary cash
investments	37,744	28,651	(12,545)	(45)	1,450,288

Liabilities from exclusive funds are restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities. The funds’ creditors do not have funds against the Company’s general credit.

Statement of Cash Flow

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Operating Activities
Net Income (Loss) for the Period	(37,742)	263,568	(37,742)	257,447
Minority Interest	-	-	9,292	(19)
Income Items that Do Not Affect Cash Flow	3,420,214	3,119,925	3,450,556	3,169,449
Depreciation and Amortization	1,794,805	1,845,323	2,094,649	1,918,521
Losses on Accounts Receivable From Services	236,645	282,723	249,950	284,702
Provision for Doubtful Accounts	19,107	6,501	41,878	6,615
Provision for Contingencies	163,036	130,389	146,666	128,015
Provision for Pension Funds (1)	93,892	7,075	93,892	7,075
Deferred Taxes	174,448	181,860	379,133	179,259
Result in Write-Off of Permanent Assets	19,822	83,711	15,778	80,039
Financial Charges	417,631	565,429	428,610	563,929
Equity Accounting	500,833	16,914	-	-
Investments Earnings	(5)	-	-	1,294
Changes in Assets and Liabilities	(942,876)	(837,611)	(1,300,443)	(966,607)
Cash Flow from Operations	2,439,596	2,545,882	2,121,663	2,460,270

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid during the period	(570,540)	(205,874)	(570,540)	(205,874)
Loans and Financing	(1,062,518)	228,590	(1,047,593)	227,695
Loans Obtained	254,636	1,973,512	269,561	1,972,617
Loans Paid	(821,862)	(1,281,870)	(821,862)	(1,281,870)
Interest Paid	(495,292)	(463,052)	(495,292)	(463,052)
Increase in Shareholders’ Equity	-	277	-	6,397
Acquisition of Own Shares	(62,272)	(2,000)	(62,272)	(2,000)
Other Financing Activity Flows	5	-	25,975	3,399
Cash Flow from Financing Activities	(1,695,325)	20,993	(1,654,430)	29,617

Investment Activities
Financial Investments	88,387	(147,146)	(746)	(553)
Providers of Investments	85,977	144,340	(195,023)	466,401
Funds Obtained from Sale of Permanent Assets	2,602	6,017	3,110	6,028
Investments in Permanent Assets	(1,186,251)	(2,088,536)	(1,182,932)	(1,823,572)
Investments	(1,186,251)	(1,913,994)	(1,182,932)	(1,652,695)
Investments by Acquisition of New Companies	-	(174,542)	-	(170,877)
Acquisition Value	-	(174,542)	-	(174,542)
Cash and Equivalents of Aggregate Cash	-	-	-	3,665
Other Financing Activity Flows	(464,038)	(7,053)	-	(5,047)
Cash Flow from Financing Activities	(1,473,323)	(2,092,378)	(1,375,591)	(1,356,743)
Cash Flow for the Period	(729,052)	474,497	(908,358)	1,133,144

Cash and Cash Equivalents
Closing Balance	1,234,472	1,887,831	1,489,452	2,598,909
Opening Balance (on December 31)	1,963,524	1,413,334	2,397,810	1,465,765
Variation in Cash and Cash Equivalents	(729,052)	474,497	(908,358)	1,133,144
(1) in view of the allocation of the Provision for Pension Funds, the amounts related to this item attributed to the comparative period on September 30, 2004 were reclassified.

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Billed Services	1,456,135	1,378,343	1,553,984	1,476,145
Services to be Billed	941,517	945,326	978,965	968,806
Sales of Goods	3,511	3,404	82,131	72,043
Subtotal	2,401,163	2,327,073	2,615,080	2,516,994
Allowance for Doubtful Accounts	(255,645)	(247,189)	(283,516)	(266,765)
Services Rendered	(255,645)	(247,189)	(279,468)	(262,349)
Sales of Goods	-	-	(4,048)	(4,416)
Total	2,145,518	2,079,884	2,331,564	2,250,229
Due	1,512,735	1,519,593	1,653,284	1,635,384
Past due:
01 to 30 Days	419,530	364,400	439,290	393,236
31 to 60 Days	138,656	131,907	152,115	145,929
61 to 90 Days	89,670	76,150	101,166	89,069
91 to 120 Days	63,783	61,207	71,995	67,673
More than 120 Days	176,789	173,816	197,230	185,703

19. INVENTORIES

The maintenance and resale inventories, to which provisions for losses or adjustments to the forecast in which they must be realized are constituted, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Inventory for Resale (Cell Phones and Accessories)	-	-	102,342	118,692
Maintenance Inventory	7,047	6,160	14,933	14,083
Provision for the Adjustment to the Realization Value	-	-	(41,589)	(52,246)
Provision for Potential Losses	(2,320)	(2,320)	(7,033)	(7,064)
Total	4,727	3,840	68,653	73,465

20. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Loans and Financing	9,171	9,425	10,745	10,968
Total	9,171	9,425	10,745	10,968
Current	2,087	1,213	3,661	2,756
Long-term	7,084	8,212	7,084	8,212

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas – FGV are incurred. The consolidated financial statements include a loan granted by Freelance S.A., which is indexed to IGP-M, plus 12% p.a.

21. DEFERRED AND RECOVERABLE TAXES

Deferred income related to Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Income Tax - Legal Entity
Deferred Income Tax on:
Tax Losses	-	-	198,141	151,635
Provision for Contingencies	179,914	176,690	180,187	176,805
Provision for Pension Plan Actuarial Insufficiency Coverage	141,099	123,640	141,099	123,640
Allowance for Doubtful Accounts	63,912	61,797	70,316	66,213
ICMS - 69/98 Agreement	62,268	58,347	64,085	58,363
Goodwill on CRT Acquisition	7,889	19,722	7,889	19,722
Provision for Cofins/CPMF/INSS – Suspended Collection	14,779	14,456	14,779	14,456
Provision for Employee Profit Sharing	8,553	4,610	10,039	5,338
Loss due to Exchange Fluctuation - Swap/AFAC	53,308	40,737	53,308	40,737
Other Provisions	16,799	14,614	18,545	18,357
Subtotal	548,521	514,613	758,388	675,266
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	71,476	54,673
Provision for Contingencies	64,769	63,608	64,868	63,650
Provision for Pension Plan Actuarial Insufficiency Coverage	50,795	44,510	50,795	44,510
Allowance for Doubtful Accounts	23,007	22,247	25,287	23,837
Goodwill on CRT Acquisition	2,840	7,100	2,840	7,100
Provision for Employee Profit Sharing	3,437	1,918	3,915	2,190
Loss due to Exchange Fluctuation - Swap/AFAC	19,191	14,665	19,191	14,665
Other Provisions	7,024	6,239	8,301	7,585
Subtotal	171,063	160,287	246,673	218,210
Total	719,584	674,900	1,005,061	893,476
Current	304,085	289,825	321,895	307,064
Long-term	415,499	385,075	683,166	586,412

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, being annually subject to a technical study, which is submitted to the Executive Board, Board of Directors and Fiscal Council for approval.

PARENT	CONSOLIDATED
COMPANY
	09/30/05	09/30/05
2005	111,356	120,078
2006	228,490	241,576
2007	65,639	83,455
2008	65,639	104,822
2009	70,470	122,654
2010 to 2012	58,463	212,947
2013 to 2014	18,583	18,585
After 2014	100,944	100,944
Total	719,584	1,005,061
Current	304,085	321,895
Long-term	415,499	683,166

The recoverable amount expected after 2014 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 16 years and three months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 168,179, attributed to the Consolidated, were not recorded due to the history of losses or uncertainties of taxable income in VANT, BrT Multimídia, BrT CSH, BrT CS Ltda and IG Brasil, subsidiaries that the Company holds direct or indirect control.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
ICMS	260,787	303,549	388,033	436,480
Income Tax - Legal Entity	249,342	167,795	270,729	184,955
PIS and COFINS	74,084	71,881	105,718	101,096
FUST	30,218	29,246	30,218	29,246
Social Contribution on Net Income	52,433	25,806	53,348	26,517
Other	730	2,118	4,386	5,787
Total	667,594	600,395	852,432	784,081
Current	469,262	369,396	598,037	491,614
Long-term	198,332	230,999	254,395	292,467

22. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC, rate, to guarantee the financing obtained through the Program to Promote the Economic and Sustainable Development of Distrito Federal (Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRÓ-DF). These long-term securities, which amount to R$ 371 (R$ 97 on 06/30/05) for the Company and R$ 2,181 (R$ 1,684 on 06/30/05) for the Consolidated, will be maintained during the financing amortization period (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

23. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and contested taxes (suspended demand):

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	09/30/05	06/30/05	09/30/05	06/30/05
Labor	398,468	378,849	399,232	379,514
Tax	322,343	305,139	323,533	307,484
Challenged Taxes - ICMS 69/98 Agreement	249,524	233,395	249,598	233,457
Other	72,819	71,744	73,935	74,027
Civil	42,205	31,192	44,021	31,676
Total	763,016	715,180	766,786	718,674
Current	162,179	152,563	162,914	153,277
Long-term	600,837	562,617	603,872	565,397

24. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Receivables from Other Telecom Companies	31,585	19,909	15,418	19,909
Advances to Suppliers	31,111	28,305	32,912	33,548
Advances to Employees	27,228	29,892	35,795	39,011
Prepaid Expenses	78,164	87,940	86,720	100,031
Tax Incentives	14,473	14,473	14,473	14,473
Compulsory Deposits	1,750	1,750	1,750	1,750
Contractual Guarantees and Retentions	457	1,465	1,343	2,343
Assets for Sale	183	276	183	276
Receivables from Sale of Assets	175	175	175	176
Other	9,379	9,272	12,416	12,883
Total	194,505	193,457	201,185	224,400
Current	131,013	113,291	133,920	140,399
Long-term	63,492	80,166	67,265	84,001

25. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	30/06/05
Interest Assessed Under The Equity Method	1,636,728	1,799,379	-	-
14 Brasil Telecom Celular S.A.	872,116	1,002,718	-	-
BrT Serviços de Internet S.A.	352,632	353,602	-	-
BrT Subsea Cable Systems (Bermuda) Ltd.	300,090	322,432	-	-
MTH Ventures do Brasil Ltda.	111,886	120,623	-	-
Santa Bárbara do Cerrado S.A	1	1	-	-
Santa Bárbara do Pantanal S.A	1	1	-	-
Santa Bárbara dos Pampas S.A	1	1	-	-
Santa Bárbara dos Pinhais S.A	1	1	-	-
Advances for Future Capital Increase	521,687	355,346	-	-
14 Brasil Telecom Celular S.A.	507,846	346,001	-	-
Vant Telecomunicações S.A.	13,841	9,345	-	-
Goodwill on Acquisition of Investments. Net	79,096	84,614	343,665	337,777
MTH Ventures do Brasil	79,096	84,614	79,096	84,614
IG Cayman	-	-	204,852	186,363
Companies IBEST	-	-	54,545	61,157
Companies BRT Cabos Submarinos	-	-	5,172	5,643
Interest Assessed at Cost of Acquisition	39,148	39,148	39,148	39,148
Tax Incentives (Net of Allowance for Losses)	21,760	23,512	21,760	23,512
Other Investments	373	373	389	389
Total	2,298,792	2,302,372	404,962	400,826

The Company holds a 100% interest in the capital stock of VANT Telecomunicações S.A., whose 19.9% acquisition process occurred in the fiscal year of 2001, and the remaining acquisition was concluded in the second quarter of 2004. VANT presents a negative shareholders’ equity of R$ 22,990 (R$ 21,427 on 06/30/05), and a provision at the amount of the unsecured liabilities of the Subsidiary was constituted in the Company.

Advances for future capital increase in favor of the subsidiaries were considered in the investments appraisal, since the allocated investments are only waiting for the formalization of the corporate acts of these companies to perform the respective capital increases in favor of the Company.

Investments Valued Using the Equity Method: the main data related to directly controlled companies are as follows:

	BrTI		BrT Celular		MTH
	09/30/05	06/30/05	09/30/05	06/30/05	09/30/05	06/30/05
Shareholders’ Equity	352,632	353,602	872,116	1,002,718	111,886	120,623
Capital Stock	388,071	388,071	1,400,000	1,400,000	321,150	321,084
Net Equity per Share/Quota (R$)	908.68	911.18	622.94	716.23	348.39	375.67
Number of Shares/Quotas Held by the Company
Common Shares	388,071	388,071	1,400,000	1,400,000	-	-
Quotas	-	-	-	-	321,150	321,084
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	100%	100%
In Voting Capital	100%	100%	100%	100%	100%	100%

	BrTI		BrT Celular		MTH
	09/30/05	09/30/04	09/30/05	09/30/04	09/30/05	09/30/04
Net Profits (Losses) in the quarter	(5,022)	(20,231)	(420,603)	N/A	203	(1,964)
N/A = not applicable.

	VANT		BrT SCS
	09/30/05	06/30/05	09/30/05	06/30/05
Shareholders’ Equity	(22,990)	(21,427)	377,621	405,734
Capital Stock	105,959	105,959	416,469	440,504
Net Equity per Share/Quota (R$)	(216.97)	(202.28)	1.53	1.64
Number of Shares Held by the Company
Common Shares	105,959	105,959	196,156,891	196,156,891
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	79.4689%	79.4689%
In Voting Capital	100%	100%	79.4689%	79.4689%

	VANT		BrT SCS
	09/30/05	09/30/04	09/30/05	09/30/04
Net Losses in the quarter	(6,044)	(840)	(12,314)	N/A

The equity result is composed of the following values:

	Operating		Non-Operating
	09/30/05	09/30/04	09/30/05	09/30/04
MTH Ventures do Brasil Ltda.	203	(1,964)	-	-
14 Brasil Telecom Celular S.A.	(420,603)	6,121	-	-
BrT Subsea Cable Systems (Bermuda) Ltd.	(69,367)	-	5	-
Vant Telecomunicações S.A.	(6,044)	(840)	-	-
BrT Serviços de Internet S.A.	(5,022)	(20,231)	-	-
Total	(500,833)	(16,914)	5	-

The subsidiaries Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. are not operating, and the amount of capital stock is R$ 1, for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiaries is 100%.

Investments assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

26. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	09/30/05				06/30/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	491,092	-	491,092	448,578
Public Switching Equipment	20%	4,926,012	(4,531,061)	394,951	460,948
Equipment and Transmission Means	17.5%(1)	10,329,939	(7,833,801)	2,496,138	2,647,077
Terminals and Last Mile Equipment	20%	479,045	(439,522)	39,523	44,689
Data Communication Equipment	20%	1,483,683	(734,030)	749,653	722,870
Buildings	4%	890,383	(489,147)	401,236	405,330
Infrastructure	9.1%(1)	3,409,839	(1,974,601)	1,435,238	1,483,745
Assets for General Use	18.2%(1)	752,110	(519,547)	232,563	244,121
Land	-	81,180	-	81,180	83,141
Other Assets	19.9%(1)	629,709	(415,631)	214,078	211,822
Total		23,472,992	(16,937,340)	6,535,652	6,752,321
(1) Annual average weighted rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and Company will be entitled to indemnifications established in the legislation and in the respective agreements.

CONSOLIDATED
Property, Plant and Equipment Nature	09/30/05				06/30/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
Work in Progress	-	651,650	-	651,650	630,503
Public Switching Equipment	20%	5,011,259	(4,541,975)	469,284	524,405
Equipment and Transmission Means	17,5%(1)	11,226,324	(8,060,345)	3,165,979	3,311,415
Terminators	20%	479,397	(439,549)	39,848	44,762
Data Communication Equipment	20%	1,544,160	(765,296)	778,864	748,756
Buildings	4%	911,170	(496,377)	414,793	418,406
Infrastructure	9,1%(1)	3,593,274	(2,014,901)	1,578,373	1,623,811
Assets for General Use	18,2%(1)	922,991	(580,842)	342,149	353,210
Land	-	86,273	-	86,273	88,233
Other Assets	19,9%(1)	1,048,645	(460,058)	588,587	583,276
Total		25,475,143	(17,359,343)	8,115,800	8,326,777

(1) Annual average weighted rate.

Rent Expenses

The Company and its subsidiaries rent properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates, Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$ 153,553 (R$ 169,730 in 2004) and R$ 200,854 (R$ 177,554 in 2004) for the Consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft used in consortium with other companies, where the participation of the Company is 54.4%, Recorded leasing expenses amounted to R$ 7,119 (R$ 13,133 in 2004) and R$ 8,602 (R$ 13,147 in 2004) for the Consolidated.

Insurance (not reviewed by independent auditors)

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$ 7,139 (R$ 7,299 in 2004)and R$ 9,242 (R$ 7,889 in 2004) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		09/30/05	06/30/05
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	11,909,708	11,908,048
Loss of profit	Fixed expenses and net income	8,163,247	8,163,247
Contract Guarantees	Compliance with contractual obligations	208,658	214,142
Civil Liability	Telephony service operations	12,000	12,000

Insurance policies are also related to the officers’ civil liability, supported in the policy of Brasil Telecom Participações S.A., and the amount insured is equivalent to US$ 30,000,000,00 (thirty million US dollars).

There is no contractual civil liability insurance related to third party claims involving Company’s vehicles.

27. DEFERRED CHARGES

PARENT COMPANY
	09/30/05			06/30/05
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	664,680	(251,447)	413,233	410,480
Goodwill on CRT Merger	620,072	(599,403)	20,669	51,673
Installation and Reorganization Costs	53,830	(24,643)	29,187	31,598
Other	14,251	(8,031)	6,220	6,555
Total	1,352,833	(883,524)	469,309	500,306

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of goodwill does not affect the calculation base of the dividend to be distributed by the Company.

CONSOLIDATED
	09/30/05			06/30/05
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	859,362	(292,828)	566,534	562,611
Goodwill on CRT Merger	652,438	(625,870)	26,568	57,828
Installation and Reorganization Costs	339,416	(137,255)	202,161	215,708
Other	15,575	(8,273)	7,302	7,702
Total	1,866,791	(1,064,226)	802,565	843,849

28. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Salaries and Compensation	170	135	3,012	1,932
Payroll Charges	79,111	69,119	95,806	84,172
Benefits	5,170	4,643	6,041	5,388
Other	6,310	6,270	7,573	7,459
Total	90,761	80,167	112,432	98,951
Current	85,927	75,333	107,598	94,117
Long-term	4,834	4,834	4,834	4,834

29. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Suppliers	1,157,081	1,143,546	1,577,848	1,533,768
Third-Party Consignments	71,374	78,951	82,864	85,545
Total	1,228,455	1,222,497	1,660,712	1,619,313
Current	1,201,152	1,211,551	1,633,409	1,608,367
Long-term	27,303	10,946	27,303	10,946

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

30. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
ICMS (State VAT)	1,055,413	1,116,945	1,097,453	1,161,996
Taxes On Operating Revenues (PIS and COFINS)	117,570	121,861	126,037	128,871
Other	13,500	12,760	24,466	22,700
Total	1,186,483	1,251,566	1,247,956	1,313,567
Current	537,805	618,958	596,005	677,647
Long-term	648,678	632,608	651,951	635,920

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$ 35,613 (R$ 41,796 on 06/30/05), to be paid in installments for the remaining 93 months.

The long-term portion refers to ICMS - 69/98 Agreement, which is being challenged in court, and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

31. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Income Tax - Legal Entity
Payables Due	190,082	107,768	197,768	111,974
Law 8,200/91 - Special Monetary Restatement	7,619	7,949	7,619	7,949
Subtotal	197,701	115,717	205,387	119,923
Social Contribution on Income
Payables Due	64,013	35,976	66,573	37,250
Law 8,200/91 - Special Monetary Restatement	2,743	2,862	2,743	2,862
Subtotal	66,756	38,838	69,316	40,112
Total	264,457	154,555	274,703	160,035
Current	255,184	144,833	264,879	149,753
Long-term	9,273	9,722	9,824	10,282

32. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEES AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Minority Shareholders	49,327	50,434	49,327	50,434
Dividends/Interest on Shareholders’ Equity	49,327	50,434	49,327	50,434
Employees and Management Profit Sharing	43,792	26,957	51,079	31,237
TOTAL	93,119	77,391	100,406	81,671

33. LOANS AND FINANCING (INCLUDING DEBENTURES)

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Loans	55,422	62,068	77,533	85,454
Financing	4,187,468	4,462,489	4,202,985	4,473,818
Accrued Interest and Other on Loans	156	447	156	447
Accrued Interest and Other on Financing	353,948	440,848	353,948	440,848
Total	4,596,994	4,965,852	4,634,622	5,000,567
Current	1,329,643	1,158,221	1,329,815	1,158,309
Long-term	3,267,351	3,807,631	3,304,807	3,842,258

Financing

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
BNDES	2,229,175	2,090,553	2,229,175	2,090,553
Financial Institutions	1,247,411	1,284,567	1,262,928	1,295,896
Private Debentures	537,291	977,827	537,291	977,827
Public Debentures	523,838	546,150	523,838	546,150
Suppliers	3,701	4,240	3,701	4,240
Total	4,541,416	4,903,337	4,556,933	4,914,666
Current	1,322,967	1,150,878	1,323,139	1,150,966
Long-term	3,218,449	3,752,459	3,233,794	3,763,700

Financing denominated in local currency: bear fixed interest rates from 2.47% p.a. to 14% p.a., resulting in an average weighted rate of 7.1% p.a. and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in an average weighted rate of 15.7% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 9.38% p.a., resulting in an average weighted rate of 8.1% p.a. and variable interest rates of LIBOR plus 0.5% to 2.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in an average weighted rate of 2.4% p.a. The LIBOR and YEN LIBOR rates on 09/30/05, semiannual payments were 4.23% p.a. and 0.08% p.a., respectively.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000 and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. These debentures mature on 07/27/2006, corresponding to 40% of the issued amount.

Public Debentures:

Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

To the end of the quarter, no debentures issued by the Company had been repurchased.

Loans

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
Loans with Parent Company	55,578	62,515	55,578	62,515
Other Loans	-	-	22,111	23,386
Total	55,578	62,515	77,689	85,901
Current	6,676	7,343	6,676	7,343
Long-term	48,902	55,172	71,013	78,558

The foreign currency loans are restated according to the exchange variation and interest of 1.75% p.a.

The amount recorded as Other Loans, of R$ 22,111 (R$ 23,386 on 06/30/05) refers to VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the US dollar exchange variation.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
2006	175,490	903,959	175,490	909,557
2007	861,112	811,878	861,112	811,878
2008	449,273	397,151	449,273	397,151
2009	853,570	802,691	853,570	802,691
2010	375,872	298,960	375,872	298,960
2011	88,239	104,802	88,239	104,802
As From 2012	463,795	488,190	501,251	517,219
Total	3,267,351	3,807,631	3,304,807	3,842,258

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	09/30/05	06/30/05	09/30/05	06/30/05
TJLP (Long-Term Interest Rate)	1,949,995	1,826,541	1,949,995	1,826,541
CDI	1,061,128	1,523,977	1,061,128	1,523,977
US Dollars	567,162	627,718	589,274	651,104
Yens	423,947	461,876	423,947	461,876
Hedge in Yens	289,223	227,783	289,223	227,783
UMBNDES – BNDES Basket of Currencies	234,308	219,820	234,308	219,820
Hedge in UMBNDES	44,872	44,193	44,872	44,193
IGP-M	9,501	11,877	9,501	11,877
Hedge in Dollars	2,739	8,415	2,739	8,415
IGP-DI	2,328	599	17,844	11,928
Other	11,791	13,053	11,791	13,053
Total	4,596,994	4,965,852	4,634,622	5,000,567

Guarantees

Loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephony services and the Parent Company’s guarantee.

The Company has hedge contracts on 66.7% (65.3% for the Consolidated) of its dollar-denominated and yen loans and financing with third parties and 28.2% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. Gains and losses on these contracts are recognized on the accrual basis.

34. LICENSES TO EXPLOIT SERVICES

CONSOLIDATED
	09/30/05	06/30/05
Personal Mobile Service	315,390	313,045
Other Authorizations	12,005	11,979
Total	327,395	325,024
Current	49,835	46,815
Long-term	277,560	278,209

The authorization for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010, and 2007 to 2012, depending on the date when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The amount of other authorizations belongs to VANT, referring to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services, obtained from ANATEL. The debit balance, with a variation of the IGP-DI, plus 1% a month, will be paid in six equal, consecutive and annual installments, counted as from April 2006.

35. PROVISIONS FOR PENSION PLANS

Liability due to the actuarial deficit of the social security plans managed by FBrTPREV appraised by independent actuaries at the end of each fiscal year and in accordance with Deliberation CVM 371/00. Exceptionally in the current fiscal year, an intermediary actuarial revaluation was conducted on the reference date of 08/31/05.

INPC variation effects are recognized on the recorded liability, plus a 6% interest p.a., on an accrual basis. These charges registered in the income until the quarter totaled R$ 43,057, plus R$ 5,482 inherent to administrative costs, R$ 5,148 related to non-actuarial provisions recorded in FBrTPREV liability, and R$ 83,262 of complement resultant from the actuarial revaluation carried out.

The amount paid to FBrTPREV in the quarter totaled R$ 74,001 (R$ 73,857 in 2004) and refers to amortizing contributions and administrative costs.

PARENT COMPANY AND CONSOLIDATED
	09/30/05	06/30/05
FBrTPREV – BrTPREV	564,394	494,560
Total	564,394	494,560
Current	30,580	29,973
Long-term	533,814	464,587

The funds for sponsored supplementary pensions are detailed in Note 6.

36. DEFERRED INCOME

There are contracts related to the assignment of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
2005	373	847	11,332	13,126
2006	690	690	6,547	7,225
2007	690	690	6,297	6,960
2008	690	690	6,297	6,960
2009	690	690	6,297	6,960
2010	690	690	6,297	6,960
2011	690	690	5,846	6,509
As From 2012	1,383	1,382	40,072	35,264
TOTAL	5,896	6,369	88,985	89,964

37. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/05	06/30/05	09/30/05	06/30/05
CPMF - Suspended Collection	26,538	25,911	26,538	25,911
Liabilities with Other Telecom Companies	24,813	6,313	6,298	6,313
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Liabilities from Acquisition of Tax Credits	23,872	24,344	23,872	24,344
Duplicate Bank Deposits And Receipts In Processing	6,786	7,958	7,015	8,202
Self-Financing Installment Reimbursement - PCT	1,341	1,576	1,341	1,576
Advanced Receivables	379	568	19,336	13,150
Other Taxes Payable	12	25	233	111
Other	4,703	4,043	11,364	8,803
Total	112,587	94,881	120,140	112,553
Current	85,326	68,142	92,245	85,178
Long-term	27,261	26,739	27,895	27,375

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for devolution of the referred credits in money, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, in contra-entry to the original obligation of repayment in shares. For these cases, there are agreements and judicial rulings.

38. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$ 7,974 (R$ 7,974 on 06/30/05) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

39. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/05	09/30/04	09/30/05	09/30/04
Operating Income (Loss)	7,136	334,268	(175,313)	324,519
Financial Expenses, Net	539,407	664,272	597,631	662,314
Depreciation and Amortization	1,685,240	1,743,114	1,927,032	1,778,789
Amortization Of Goodwill/Negative Goodwill in Acquisition of Investments (1)	16,555	9,197	68,750	46,721
EBITDA	2,248,338	2,750,851	2,418,100	2,812,343

Net Revenue	7,120,862	6,552,467	7,546,796	6,598,786

EBITDA Margin	31.6%	42.0%	32.0%	42.6%
(1) It does not include the amortization of special goodwill from incorporation recorded in the differed charges, in the permanent assets, whose amortization expense compose the non-operating income.

40. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is approximately nineteen years.

Financing

On July 19, 2004, the BNDES approved a financing amounting to R$1,267,593 for the Company, which will be used for investments in the fixed telephony plan and operational improvements to comply with the targets set in the General Plan of Universalization Targets - PGMU and in the General Plan of Quality Targets - PGMQ. The financing will be directly provided by BNDES for a total period of six and a half years, with a grace period of one and a half year. The cost of the financing will be the long-term interest rate (TJLP) plus 5.5% p.a. for 80% of the total financing and a Basket of Currencies plus 5.5% p.a. for the remaining 20%. Out of the amount approved until the balance sheet date the funding of R$ 993,656. The balance to complete the amount approved is expected to be raised until 2006.

41. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	09/30//05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	10,370,566	648,856	432,241	(573,803)	10,877,860
Deductions from Gross Revenue	(3,088,910)	(190,985)	(51,202)	33	(3,331,064)
Net Operating Revenue	7,281,656	457,871	381,039	(573,770)	7,546,796
Cost of Services Rendered and Goods
Sold	(4,450,714)	(649,942)	(251,845)	480,659	(4,871,842)
Gross Income	2,830,942	(192,071)	129,194	(93,111)	2,674,954

Operating Expenses, Net	(1,802,225)	(416,654)	(126,880)	93,123	(2,252,636)
Sale of Services	(867,655)	(329,461)	(85,970)	129,221	(1,153,865)
General and Administrative Expenses	(818,071)	(91,486)	(46,231)	7,893	(947,895)
Other Operating Revenues, Net	(116,499)	4,293	5,321	(43,991)	(150,876)

Operating Income (Loss) Before Financial
Revenues (Expenses) and Equity
Accounting Results	1,028,717	(608,725)	2,314	12	422,318

Net Income (Loss) for the Period	(30,227)	(420,603)	64,507	348,581	(37,742)

Trade Accounts Receivable	2,247,084	142,347	61,180	(119,047)	2,331,564
Inventories	5,974	62,689	-	(10)	68,653
Fixed Assets, Net	6,831,655	1,218,267	65,878	-	8,115,800

	09/30/04
	Fixed Telephony and Data Communication	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	9,273,613	206,098	(218,291)	9,261,420
Deductions from Gross Revenue	(2,628,647)	(33,987)	-	(2,662,634)
Net Operating Revenue	6,644,966	172,111	(218,291)	6,598,786
Cost of Services Rendered and Goods Sold	(4,183,801)	(135,072)	113,103	(4,205,770)
Gross Income	2,461,165	37,039	(105,188)	2,393,016

Operating Expenses, Net	(1,459,122)	(52,249)	105,188	(1,406,183)
Sale of Services	(790,251)	(21,321)	112,598	(698,974)
General and Administrative Expenses	(668,748)	(9,662)	2,169	(676,241)
Other Operating Revenues, Net	(123)	(21,266)	(9,579)	(30,968)

Operating Income (Loss) Before Financial Revenues
(Expenses) and Equity Accounting Results	1,002,042	(15,209)	-	986,833

Net Income (Loss) for the Period	245,365	18,408	(6,326)	257,447

	06/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,180,111	178,824	52,516	(161,222)	2,250,229
Inventories	5,090	68,384	-	(9)	73,465
Fixed Assets, Net	7,058,440	1,203,432	64,905	-	8,326,777

42. RESTRUCTURING OF THE COMPANY’S BOARDS

Material Facts and Notices

Disclosures reported to disputes related to the shareholders of Solpart, a company that integrates the controlling corporate structure of Brasil Telecom Participações S.A., and indirectly of Brasil Telecom S.A., are available on the website www.brasiltelecom.com.br, on the Investor Relations section.

In view of these disputes, the following changes were introduced, as regards the Board of Directors of the Company and its Subsidiary:

Board of Directors

Brasil Telecom Participações S.A.

At the Extraordinary General Meeting of Brasil Telecom Participações S.A., held on July 27, 2005, the shareholders approved a new Board of Directors organization, which sitting members are listed as follows:

Sergio Spinelli Silva Junior – Chairman
Pedro Paulo Elejalde de Campos – Vice-Chairman
Elemér André Surányi – Board Member
Kevin Michael Altit – Board Member
Lênin Florentino de Faria – Board Member
Fabio de Oliveira Moser – Board Member

Brasil Telecom S.A.

At the Extraordinary General Meeting of Brasil Telecom S.A., held on September 30, 2005, the shareholders approved a new Board of Directors organization, which sitting members are listed as follows:

Sergio Spinelli Silva Junior – Chairman
Pedro Paulo Elejalde de Campos – Vice-Chairman
Elemér André Surányi – Board Member
Fabio de Oliveira Moser – Board Member
André Urani – Board Member
Jorge Luiz Sarabanda da Silva Fagundes - Board Member
Antônio Cardoso dos Santos (held in office)

Statutory Board

Brasil Telecom Participações S.A.

At the Board of Directors Meeting of Brasil Telecom Participações S.A., held on August 25, 2005, the board members approved the new organization of the Statutory Board, which is comprised of:

Ricardo Knoepfelmacher – CEO
Charles Laganá Putz – Finance Officer, also holding the position of Investor Relations Officer
Luiz Francisco Tenório Perrone – Human Resources Officer
Francisco Aurélio Sampaio Santiago – Technical Officer

Brasil Telecom S.A.

At the Board of Directors Meeting of Brasil Telecom S.A., held on September 30, 2005, the board members approved the new organization of the Statutory Board, which is comprised of:

Ricardo Knoepfelmacher – CEO
Charles Laganá Putz – Chief Financial Officer, also holding the position of Investor Relations Officer
Luiz Francisco Tenório Perrone – Human Resources Officer
Francisco Aurélio Sampaio Santiago – Network Officer

Restructuring of the Fiscal Council

In addition to the changes related to the Boards, the shareholders of Brasil Telecom Participações S.A., at the Extraordinary General Meeting held on September 29, decided on the new organization of the Fiscal Council, which sitting members are listed as follows:

José Arthur Escodro
Carlos Alberto Tavares de Almeida
Rosalia Maria Tereza Sergi Agati Camello
Jorge Michel Lepeltier (held in office)

-.-.-.-.-.-.-.-.-.-.-.-

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
1	TOTAL ASSETS	16,051,386	16,304,414
1.01	CURRENT ASSETS	5,110,096	5,194,789
1.01.01	CASH AND CASH EQUIVALENTS	1,489,452	1,775,985
1.01.02	CREDITS	2,331,564	2,250,229
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,331,564	2,250,229
1.01.03	INVENTORIES	68,653	73,465
1.01.04	OTHER	1,220,427	1,095,110
1.01.04.01	LOANS AND FINANCING	3,661	2,756
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	919,932	798,678
1.01.04.03	JUDICIAL DEPOSITS	162,914	153,277
1.01.04.04	OTHER ASSETS	133,920	140,399
1.02	LONG-TERM ASSETS	1,617,963	1,538,173
1.02.01	OTHER CREDITS	0	0
1.02.02	INTERCOMPANY RECEIVABLES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,617,963	1,538,173
1.02.03.01	LOANS AND FINANCING	7,084	8,212
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	937,561	878,879
1.02.03.03	INCOME SECURITIES	2,181	1,684
1.02.03.04	JUDICIAL DEPOSITS	603,872	565,397
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	67,265	84,001
1.03	PERMANENT ASSETS	9,323,327	9,571,452
1.03.01	INVESTMENTS	404,962	400,826
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	404,958	400,822
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,115,800	8,326,777
1.03.03	DEFERRED CHARGES	802,565	843,849

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
2	TOTAL LIABILITIES	16,051,386	16,304,414
2.01	CURRENT LIABILITIES	4,509,612	4,228,830
2.01.01	LOANS AND FINANCING	768,686	654,332
2.01.02	DEBENTURES	561,129	503,977
2.01.03	SUPPLIERS	1,550,545	1,522,822
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	860,884	827,400
2.01.04.01	INDIRECT TAXES	596,005	677,647
2.01.04.02	TAXES ON INCOME	264,879	149,753
2.01.05	DIVIDENDS PAYABLE	49,327	50,434
2.01.06	PROVISIONS	335,420	326,973
2.01.06.01	PROVISION FOR CONTINGENCIES	304,840	297,000
2.01.06.02	PROVISION FOR PENSION PLAN	30,580	29,973
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	383,621	342,892
2.01.08.01	PAYROLL AND SOCIAL CHARGES	107,598	94,117
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	82,864	85,545
2.01.08.03	EMPLOYEE PROFIT SHARING	51,079	31,237
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	49,835	46,815
2.01.08.05	OTHER LIABILITIES	92,245	85,178
2.02	LONG-TERM LIABILITIES	5,293,097	5,720,991
2.02.01	LOANS AND FINANCING	2,804,807	2,822,258
2.02.02	DEBENTURES	500,000	1,020,000
2.02.03	PROVISIONS	980,949	903,193
2.02.03.01	PROVISION FOR CONTINGENCIES	447,135	438,606
2.02.03.02	PROVISION FOR PENSION PLAN	533,814	464,587
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	1,007,341	975,540
2.02.05.01	PAYROLL AND SOCIAL CHARGES	4,834	4,834
2.02.05.02	SUPPLIERS	27,303	10,946
2.02.05.03	INDIRECT TAXES	651,951	635,920
2.02.05.04	TAXES ON INCOME	9,824	10,282
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	277,560	278,209
2.02.05.06	OTHER LIABILITIES	27,895	27,375
2.02.05.07	FUND FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	88,985	89,964
2.04	MINORITY INTERESTS	10,756	33,262
2.05	SHAREHOLDERS’ EQUITY	6,148,936	6,231,367
2.05.01	CAPITAL	3,435,788	3,435,788
2.05.02	CAPITAL RESERVES	1,362,890	1,362,890
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	59,007
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR	123,551	123,551

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
	INVESTMENTS
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS	1,062,586	1,145,017

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2005 TO 09/30/2005	4 - 01/01/2005 TO 09/30/2005	5 – 07/01/2004 TO 09/30/2004	6 - 01/01/2004 TO 09/30/2004
3.01	GROSS REVENUE FROM SALES AND SERVICES	3,766,684	10,877,860	3,315,170	9,261,420
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,190,392)	(3,331,064)	(954,279)	(2,662,634)
3.03	NET REVENUE FROM SALES AND SERVICES	2,576,292	7,546,796	2,360,891	6,598,786
3.04	COST OF SALES	(1,638,058)	(4,871,842)	(1,480,742)	(4,205,770)
3.05	GROSS PROFIT	938,234	2,674,954	880,149	2,393,016
3.06	OPERATING EXPENSES/REVENUES	(976,202)	(2,850,267)	(656,730)	(2,068,497)
3.06.01	SELLING EXPENSES	(408,118)	(1,153,865)	(243,200)	(698,974)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(322,748)	(947,895)	(229,386)	(676,241)
3.06.03	FINANCIAL	(131,847)	(597,631)	(141,453)	(662,314)
3.06.03.01	FINANCIAL INCOME	169,454	611,106	48,131	320,560
3.06.03.02	FINANCIAL EXPENSES	(301,301)	(1,208,737)	(189,584)	(982,874)
3.06.04	OTHER OPERATING INCOME	99,184	267,051	93,783	330,986
3.06.05	OTHER OPERATING EXPENSES	(212,673)	(417,927)	(136,474)	(361,954)
3.06.06	EQUITY ACCOUNTING RESULTS	0	0	0	0
3.07	OPERATING INCOME	(37,968)	(175,313)	223,419	324,519
3.08	NON-OPERATING INCOME	(36,149)	(108,715)	(33,426)	(170,629)
3.08.01	REVENUES	8,449	31,473	10,612	26,714
3.08.02	EXPENSES	(44,598)	(140,188)	(44,038)	(197,343)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTERESTS	(74,117)	(284,028)	189,993	153,890
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(6,066)	15,478	(72,953)	(94,570)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	0	(13,122)	(39,992)
3.12.01	INTERESTS	0	0	(13,122)	(39,992)

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2005 TO 09/30/2005	4 - 01/01/2005 TO 09/30/2005	5 – 07/01/2004 TO 09/30/2004	6 - 01/01/2004 TO 09/30/2004
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	240,100	0	238,100
3.14	MINORITY INTERESTS	(2,632)	(9,292)	6	19
3.15	INCOME (LOSS) FOR THE PERIOD	(82,815)	(37,742)	103,924	257,447
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	541,618,899	541,618,899	544,688,063	544,688,063
	EARNINGS PER SHARE			0.00019	0.00047
	LOSS PER SHARE	(0.00015)	(0.00007)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3rd QUARTER 2005

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 in this quarterly information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	3Q05	2Q05	3Q05/2Q05
			(%)

Lines Installed (Thousand)	10,796	10,807	(0.1)
Additional Lines Installed (Thousand)	(11)	29	N.A.

Lines in Service - LES (Thousand)	9,549	9,540	0.1
- Residential	6,185	6,299	(1.8)
- Non-residential	1,442	1,449	(0.5)
- Public Telephones – TUP	296	296	0.0
- Prepaid	315	314	0.2
- Hybrid Terminals	691	557	24.1
- Other (includes PABX)	620	625	(0.8)
Additional Lines in Service (Thousand)	9	28	(67.6)

Average Lines in Service - LMES (Thousand)	9,545	9,526	0.2

LES/100 Inhabitants	22.4	22.4	(0.2)
TUP/1,000 Inhabitants	6.9	6.9	(0.3)
TUP/100 Lines Installed	2.7	2.7	0.1

Utilization Rate (in Service/Installed)	88.4%	88.3%	0.2 p.p.

Digitalization Rate	100.0%	99.6%	0.4 p.p.

Fixed Plant	The utilization rate of 88.4% by the end of September indicates that Brasil Telecom has a technical reserve of nearly 1.2 million installed lines in order to immediately meet a demand increase, without the need of additional investments.

The participation of the hybrid terminal at the plant in service reached 7.2% by the end of September, compared to 5.8% in June. The hybrid terminal is available upon verification of client’s default, mainly in idle facilities.

Traffic

Operating Data	3Q05	2Q05	3Q05/2Q05
			(%)

Exceeding Local Pulses (Million)	2,330	2,473	(5.8)

Long Distance Minutes (Million)	1,263	1,339	(5.7)

Inter-Network Minutes (Million)	1,065	1,122	(5.1)

Exceeding Pulses/LMES/Month	81.4	86.5	(6.0)
Long Distance Minutes /LMES/Month	44.1	46.9	(5.8)
Fixed-Mobile Minutes/LMES/Month	37.2	39.3	(5.3)

Exceeding Local Pulses	In 3Q05, Brasil Telecom reached 2.3 billion exceeding pulses, representing a 5.8% reduction compared to the previous quarter. Part of the traffic reduction was caused by the increase in the number of broadband accesses commercialized in the period, as well as the migration of traffic from fixed to mobile.

Long-Distance Traffic	Long-distance traffic decreased 5.7% compared to the 2Q05, reaching 1.3 billion of minutes in 3Q05. Compared to 3Q04, there was a 22.9% reduction, explained by the resolution approved by Anatel, in September 2004, which reconfigured the local fixed telephony areas in the country. According to this resolution, domestic long distance calls previously billed as long-distance calls, are now billed as local calls.

LD Market Share	Brasil Telecom closes 3Q05 with a 57.4% market share in the inter-regional segment and a 35.0% share in the international segment (quarterly average).

In 3Q05, the quarterly average of Brasil Telecom’s LDN (domestic long-distance)market share increased by 0.1 p.p. in the intra-regional segment compared to the previous quarter, reaching 84.2%. In the intra-sector segment, Brasil Telecom reached a 91.1% market share.

Inter-Network Traffic	The inter-network traffic dropped 5.1% compared to 2Q05. VC-1 traffic represented 76.5% of the inter-network traffic, while VC-2 represented 13.8% and VC-3, 9.7%.

This performance was due to fiercer competition in the industry, where mobile telephony operators offer plans in which the mobile-mobile minute is cheaper than thefixed-mobile minute.

Additionally, Brasil Telecom entered into a co-billing agreement with a mobile telephony operator (TIM), which produced a negative effect on VC-2 and VC-3 traffic.

Mobile Telephony

Operating Data	3Q05	2Q05	3Q05/2Q05
			(%)

Customers (thousand)	1,676	1,345	24.6
Postpaid	456	356	28.0
Prepaid	1,220	989	23.4
Gross Additions (thousand)	430	407	5.5
Postpaid	120	47	154.1
Prepaid	310	360	(14.0)
Cancellations (thousand)	99	66	50.3
Postpaid	20	13	53.2
Prepaid	79	53	49.5
Annual Churn	26.1%	22.4%	3.8 p.p.
Postpaid	19.9%	15.6%	4.3 p.p.
Prepaid	28.4%	25.2%	3.3 p.p.
Market Share	7.0%	5.9%	1.1 p.p.
Assisted Locations	779	766	1.7
% Coverage	86%	85%	1.2
Base Stations (ERBs)	1,946	1,881	3.5
Commutations and Control Centers (CCCs)	8	6	33.3
Employees	979	937	4.5

Mobile Accesses	BrT GSM conquered, in one year of operation, 1.7 million mobile accesses in service. By the end of 3Q05, BrT GSM’s customer portfolio was 24.6% higher than that of 2Q05.

Customer Base Mix	The mobile plant by the end of September was composed of 456.5 thousand postpaid plan subscribers, representing 27.2% of the BrT GSM’s customer base. This performance reflects the presence of the Brasil Telecom brand in the corporate segment and the perception on the account of customers of the convergence benefits.

Coverage	During 3Q05, BrT GSM expanded its coverage area to 779 locations. Currently, the coverage reaches 86% of the population of the Region.

Market Share	By the end of 3Q05, BrT GSM reached a 7.0% market share in its operating area.

DATA

Broadband

ADSL Accesses	During 3Q05, Brasil Telecom added 144.8 thousand accesses to its plant, which amounted to 892.2 thousand broadband accesses in service by the end of September. Brasil Telecom’s broadband plant has grown 95.6% within the last 12 months.

Out of the total broadband accesses, 93.1% are intended for the residential market.

Internet Providers

BrTurbo, iG and iBest	Brasil Telecom has started the operational integration process of its Internet providers: iBest, iG and BrTurbo. This integration is a natural process for Brasil Telecom’s leadership consolidation strategy in the Brazilian Internet sector. iG, iBest and BrTurbo have, jointly, the greatest user base in Latin America, generating significant telecommunications traffic throughout the national territory, and offering a wide range of services, from free dial-up access and broadband access, to relationship channels and differentiated internet content.

Brasil Telecom seeks to be the main Brazilian Internet provider focused on communication, information, services and entertainment, supported by a strong relationship with customers. The operational integration of its providers will enable the joint offering of the best Brazilian Internet products and services portfolio, with greater availability and efficiency in investments and resources allocated in this operation.

BrTurbo reached 473 thousand customers in Region II by the end of 3Q05, a 20.5% increase compared to 2Q05.

By the end of September, Brasil Telecom’s Internet providers had 640 thousand broadband customers throughout Brazil.

FINANCIAL PERFORMANCE

Revenues

Local Service	The local service gross revenue, minus the VC-1 revenue, reached R$1,308.4 million in 3Q05, 6.6% higher than that recorded in 2Q05, which basically reflects rates adjustments in effect as from July 03, 2005.

Activation fee gross revenue totaled R$4.9 million in 3Q05, 30.5% lower than that recorded in 2Q05. In 3Q05, 417.9 thousand lines were activated, compared to 373.4 thousand in the previous quarter. Brasil Telecom launched a campaign effective from July until December 2005, which establishes the activation rate exemption for hybrid terminals.

Basic subscription gross revenue added up to R$916.0 million in the quarter, a 5.7% increase compared to R$866.3 million recorded in 2Q05. This can be basically explained by a 7.25% increase in the residential subscription rate.

Gross revenue from service measured totaled R$369.5 million in 3Q05, a 10.6% increase compared to that recorded in the previous quarter. Although the local traffic has registered a 5.8% reduction, this variation was due to: (i) the rate adjustment of 7.27% related to the local pulse rate and (ii) the reclassification of R$22 million in 2Q05, which is no longer registered as service measured and is now accounted for in the basic subscription line.

Public Telephony	Public telephony gross revenue reached R$140.1 million in 3Q05, exceeding by 12.9% the revenue obtained in 2Q05, which is basically explained by the 7.37% increase in the credit rate of payphone card. This performance was influenced by the commercial strategy devised by Brasil Telecom in the period, encouraging distributors to purchase the cards.

Long Distance	Gross revenue from LD calls, minus inter-network revenue, amounted to R$442.1 million in 3Q05, representing a 0.8% reduction compared to 2Q05. This performance was affected by the 5.7% drop in long distance traffic, partly offset by the 2.94%increase in LDN basket.

Inter-network	Gross revenue from inter-network calls reached R$849.3 million in 3Q05, a 2.0% reduction compared to the previous quarter, due to the 5.1% reduction in the inter- network traffic, partly offset by the 7.99% adjustment in the VC-1 rate, approved by Anatel in June.

In 3Q05, there has been a reversal related to the negotiation of the co-billing agreement entered into with a mobile telephony operator (TIM), which produced a negative effect of R$28.1 million on the inter-network revenues - VC-2 and VC-3, offset by indemnity revenue.

Interconnection	Interconnection gross revenue in 3Q05 was R$145.3 million, a 17.1% reduction compared to the previous quarter, mainly explained by a 13.33% decrease in TU- RL as from July 03, 2005.

Data Communication	In 3Q05, gross revenue from data communication and other services added up to R$498.5 million, a 10.4% increase compared to the previous quarter. We point out the growth of network formation services (VPN, Vetor, Interlan), and the 19.4% raise in ADSL accesses in service.

One year ago, data communication gross revenue represented 9.7% of the total gross revenue, while in 3Q05 it started to represent 13.2%.

Mobile Telephony	In 3Q05, mobile telephony gross revenue totaled R$182.3 million, of which R$112.9 million referred to services and R$69.4 million to handset and accessory sales.

Fixed Telephony	Fixed telephony ARPU (net revenue/LMES/month) recorded in 3Q05 was R$85.6 , against R$81.8 in 2Q05.
Average Revenue
Per User

Mobile Telephony ARPU	Total mobile telephony ARPU recorded in 3Q05 was R$28.2. ARPU referring to postpaid accesses was R$49.3 and ARPU related to prepaid accesses was R$20.4.

Costs and Expenses

Operating Costs and Expenses	Operating costs and expenses totaled R$2,482.4 million in 3Q05, against R$2,354.8 million in the previous quarter. The items that considerably influenced this performance were: provisions for contingencies (+49.5%), provision for doubtful accounts (+24.7%), third party services (+7.7%), advertising and marketing (-19.9%), material (-4.1%) and interconnection (-2.7%).

The cash cost (operating costs and expenses minus depreciation, amortization, provisions, losses, among others) was R$1,482.5 million in 3Q05, against R$1,472.4 million in 2Q05, a 0.7% increase compared to the previous quarter.

Number of Employees	At the end of 3Q05, 5,784 employees worked in the fixed telephony segment of Brasil Telecom, against 5,719 in the previous quarter. BrT GSM ended the 3Q05with 971 employees, against 937 in 2Q05.

By the end of September, 6,755 people worked at Brasil Telecom, a 1.5% increase compared to June.

Personnel	Personnel costs and expenses reached R$158.7 million, a 1.1% increase compared to the previous quarter. Out of this total, nearly R$21.1 million correspond to employee profit sharing.

The 51.9% variation in personnel costs and expenses, compared to the 3Q04, is explained by: (i) a 6.8% increase in the number of employees, (ii) modification in the accounting classification of profit sharing which, in 2004, was recorded as statutory participation, and (iii) Collective Bargaining in force as from January, which resulted in a salary adjustment of 6.0%.

Third-party Services	Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$577.6 million in 3Q05, exceeding by 7.7% the costs and expenses assessed in the previous quarter.

The variation in third-party costs and services in 3Q05, compared to the 2Q05, results from:

• R$5.2 million increase in commission related to the commercialization of ADSL accesses;
• R$4.8 million increase related to an increment in sales of postpaid mobile phones in 3Q05, which, in turn, arise from the remittance to Brasil Telecom GSM’s retailers and authorized agents of the difference adjustment amount of the subsidies from postpaid and prepaid handsets, since all of them are initially sold as prepaid;
• R$7.4 million increase in maintenance costs for the external plant, resulting in a contractual adjustment of 3.9%, in addition to bonuses for achievement of goals and quality indicators;
• Expenses related to legal advising R$14 million higher; and
• R$7.0 million reduction in prepaid roaming expenses.

Interconnection	Interconnection costs totaled R$584.5 million in 3Q05, a 2.7% and a 4.2% reduction compared to 2Q05 and 3Q04, respectively.

Advertising and	Advertising & marketing expenses totaled R$47.4 million in 3Q05, a 19.9% reduction compared to the previous period.
Marketing

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)	The PCCR/ROB ratio in 3Q05 was 2.8%, against 2.3% in 2Q05. Accounts receivable losses totaled R$103.7 million in 3Q05, a 24.7% increase compared to the previous quarter.

The increase of R$20.5 million results from (i) reversal of R$8.9 million in 2Q05, (ii)conservative policy in provision and losses registrations related to the mobile operation, and (iii) post office employees strike, which caused delay to the receipt of part of the accounts receivable.

Accounts Receivable	Deducting provision for doubtful accounts in the amount of R$283.5 million, Brasil Telecom’s net accounts receivable totaled R$2,331.6 million at the end of 3Q05.

Provisions for	In 3Q05, provisions for contingencies totaled R$66.7 million, a R$22.1 million increase compared to 2Q05.
Contingencies

Material	Material costs and expenses totaled R$114.3 million in 3Q05, a 4.1% reduction compared to the previous quarter. Out of this total, R$90.2 million correspond to Brasil Telecom GSM’s handset and accessory costs, against R$86.9 million in the previous quarter.

The 385.6% variation in material costs and expenses, compared to 3T04, is explained by the beginning of the BrT GSM operation, which holds handset and accessories inventories.

Other Operating Costs and Expenses/Revenues	Other operating costs and expenses totaled R$169.3 million in 3Q05.

During this quarter, Brasil Telecom recorded a supplement of R$83.3 million to the liability provision for Pension Funds, due to an actuarial review made by an independent actuary on August 31, 2005.

EBITDA

R$754.1 million EBITDA	Brasil Telecom’s consolidated EBITDA was R$754.1 million in 3Q05. EBITDA’s margin reached 29.3% in 3Q05, mainly influenced by a 17.2% reduction in the interconnection revenue and the following increases: 49.5% in provisions for contingencies, 24.7% in provision for doubtful accounts, and 7.7% in third-party services. The supplement of R$83.3 million to the liability provision for Pension Funds has also contributed to the EBITDA’s reduction.

EBITDA/LMES/	In 3Q05, EBITDA/LMES/month reached R$26.3.
month

Financial Result

Financial Result	In 3Q05, Brasil Telecom reported a negative consolidated financial result of R$131.8 million.

Non-operating Result

Amortization of Reconstituted Goodwill	In 3Q05, Brasil Telecom amortized R$31.0 million in reconstituted goodwill regarding the acquisition of CRT (with no impact on cash flow and dividends distribution), accounted for as non-operating expenses.

Indebtedness

Total Debt	By the end of September 2005, Brasil Telecom’s consolidated debt totaled R$4,634.6 million, 7.3% lower than that registered by the end of June, in view of Real strengthening against dollar and the currency basket, as well as the amortization of the private debenture.

Net Debt	The net debt totaled R$3,145.1 million, 2.5% lower that that recorded in June 2005.

Long-term debt	In September 2005, 71.3% of the total debt was allocated in the long term, and presents the following amortization schedule:

Accumulated Cost of Debt	The Company’s consolidated debt had in 2005 an accumulated cost of 11.0% in the year, equivalent to 57.9% of the CDI.

Financial Leverage	As of September 2005, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 51.1%, against 51.7% in June.

Investments

	R$ Million

Investments in Permanent Assets	3Q05	2Q05	3Q05/2Q05
			(%)

Network Expansion	179.4	195.3	(8.2)
- Conventional Telephony	47.6	81.0	(41.2)
- Transmission Backbone	17.2	15.8	9.1
- Data Network	109.9	88.9	23.7
- Intelligent Network	1.3	4.7	(72.6)
- Network Management Systems	1.0	1.6	(36.7)
- Other Investments in Network Expansion	2.3	3.3	(30.0)
Network Operation	70.1	58.1	20.7
Public Telephony	0.9	0.7	23.4
Information Technology	44.5	37.9	17.4
Expansion Personnel	21.5	21.6	(0.2)
Other	80.5	37.2	116.6

Subtotal	396.9	350.8	13.1

Expansion Financial Expenses	5.7	1.7	234.0

Fixed Telephony Total	402.6	352.5	14.2

BrT Celular	70.4	87.4	(19.5)

Mobile Telephony Total	70.4	87.4	(19.5)

Total Investment	473.0	439.9	7.5

Investments in permanent assets	Brasil Telecom investments totaled R$473.0 million in 3Q05, of which R$402.6 million were invested in fixed telephony, and R$70.4 million in mobile telephony.

Additional Information

Current Analysis	The current management of Brasil Telecom S.A. hired specialized companies to perform specific analysis, seeking to find out if the former officers acted in accordance with the applicable legislation, ethics and corporate governance best practices.

These analyses are in progress, and until the date of issuance of this quarterly information no facts or acts that would determine the need to change these analysis have been revealed.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	22.44
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1,400,000		1,400,000

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	5.74
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		388,071		388,071

03	MTH VENTURES DO BRASIL LTDA	02.914.961/0001-37	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	3.11
COMMERCIAL, MANUFACTURING AND OTHER		321,150		321,084

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		105,959		105,959

05	SANTA BÁRBARA DO CERRADO S.A.	04.011.999/0001-25	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

06	SANTA BÁRBARA DO CERRADO S.A.	04.014.059/0001-90	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

07	SANTA BÁRBARA DOS PINHAIS	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

08	SANTA BÁRBARA DOS PAMPAS	03.979.744/0001-98	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

09	BRASIL TELECOM SCS ( BERMUDA ) LTD.	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	79.47	4.88
COMMERCIAL, MANUFACTURING AND OTHER		196,156,891		196,156,891

16.01 - OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 09/30/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,282,595,543	99.07	122,928,918,202	40.22	370,211,513,745	66.67
Management
Board of Directors	11	0.00	80,471,465	0.03	80,471,476	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	142	0.00	291	0.00	433	0.00
Treasury Shares	-	-	13,679,382,322	4.47	13,679,382,322	2.46
Other Shareholders	2,314,453,845	0.93	169,012,459,009	55.28	171,326,912,854	30.86
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,314,453,999	0.93	169,092,930,765	55.31	171,407,384,764	30.87

As of 09/30/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,276,397,554	99.07	119,516,407,613	39.82	366,792,805,167	66.72
Management
Board of Directors	197	0.00	458,309,871	0.15	458,310,068	0.08
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	383,324	0.00	801,478	0.00
Treasury Shares	-	-	5,027,282,322	1.68	5,027,282,322	0.91
Other Shareholders	2,320,233,598	0.93	175,115,911,998	58.35	177,436,145,596	32.28
Total	249,597,049,542	100.00	300,118,295,401	100.00	549,715,344,943	100.00
Outstanding Shares in the Market	2,320,651,988	0.93	175,574,605,466	58.50	177,895,257,454	32.36

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 09/30/2005)

The shareholders, who directly on indirectly, hold more than 5% of the voting capital of the Company, are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,381	99.07	116,685,184	38.17	363,961,565	65.54
Treasury Shares	-	-	-	-	13,679,382	4.47	13,679,382	2.46
Other	-	-	2,320,669	0.93	175,336,665	57.36	177,657,334	32.00
Total	-	-	249,597,050	100.00	305,701,231	100.00	555,298,281	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	-	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Solpart Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,988	61.98	-	-	1,318,229,988	61.98
Telecom Italia International N.V.	-	Italian	808,259,998	38.00	-	-	808,259,998	38.00
Other	-	-	23	0.00	-	-	23	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
(estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Fábio de Oliveira			1	0.00	-	-	1	0.00
Moser	777.109.677-87	Brazilian
Verônica Valente			1	0.00	-	-	1	0.00
Dantas	262.853.205-00	Brazilian
Maria Amália Delfim			1	0.00	-	-	1	0.00
de Melo Coutrim	654.298.507-72	Brazilian
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.66	-	-	92,713,711	6.66
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.38	-	-	33,106,348	2.38
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	531,262	0.04	-	-	531,262	0.04
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	52,408,792	3.77	-	-	52,408,792	3.77
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	268,029,486	19.27	-	-	268,029,486	19.27
Zain Participações S.A.	02.363.918-0001/20	Brazilian	943,531,890	67.82	-	-	943,531,890	67.82
Citigroup Venture Capital International		Cayman
Brazil LP	-	Islands	283,483	0.02	-	-	283,483	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	393,670	0.02	-	-	393,670	0.02
Opportunity Fund	-	Virgin Islands	69,587	0.01	-	-	69,587	0.01
CVC Opp Equity Partners LP	05.710.072/0001-46	Brazilian	560	0.00	-	-	560	0.00
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0.00	-	-	14	0.00
Priv FIA	02.559.662-0001/21	Brazilian	35,417	0.005	-	-	35,417	0.005
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.005	-	-	35,417	0.005
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-		1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0.00	-	-	2	0.00
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.00	-	-	1	0.00
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.00	-	-	1	0.00
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.00	-	-	1	0.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	2	0.00	-	-	2	0.00
Total	-	-	1,391,139,646	100.00	-	-	1,391,139,646	100.00
Opportunity Zain S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	506,011,797	45.45	-	-	506,011,797	45.45
Citigroup Venture Capital International
Brazil LP	-	Cayman Islands	157,961,395	14.19	-	-	157,961,395	14.19
CVC/Opportunity Equity Partners, LP	05.710.072/0001-46	Brazilian	310,773,165	27.91	-	-	310,773,165	27.91
Opportunity Fund	-	Virgin Islands	108,497,504	9.75	-	-	108,497,504	9.75
Priv FIA	02.559.662-0001/21	Brazilian	26,562,425	2.39	-	-	26,562,425	2.39
Opportunity Lógica Rio Consultoria e	01.909.405-0001/00
Participações Ltda		Brazilian	3,475,631	0.31	-	-	3,475,631	0.31
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.00	-	-	9,065	0.00
Opportunity Equity Partners	01.909.405-0001/00
Administradora de Recursos Ltda.		Brazilian	2	0.00	-	-	2	0.00
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.00	-	-	15	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.00	-	-	603	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.00	-	-	90	0.00
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.00	-	-	2	0.00
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.00	-	-	2	0.00
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.00	-	-	431	0.00
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.00	-	-	2	0.00
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	3	0.00	-	-	3	0.00
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	3	0.00	-	-	3	0.00
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.00	-	-	1	0.00
André Rizzi de Oliveira	135.529.508-42	Brazilian	1	0.00	-	-	1	0.00
Alberto Ribeiro Guth	759.014.807-59	Brazilian	1	0.00	-	-	1	0.00
Hiram Bandeira Pagano Filho	085.074.717-14	Brazilian	1	0.00	-	-	1	0.00
Mariana Sarmento Meneghetti	069.991.807-33	Brazilian	1	0.00	-	-	1	0.00
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.00	-	-	1	0.00
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0.00	-	-	1	0.00
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,113,292,143	100.00	-	-	1,113,292,143	100.00

-,-,-,-,-,-,-,-,-,-,-,-,-,-

17.01 – REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW – UNQUALIFIED

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission - CVM containing quarterly financial information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the CVM)

The Shareholders and Board of Directors
Brasil Telecom S.A.
Brasília - DF

We have reviewed the quarterly financial information of Brasil Telecom S.A. for the quarter ended on September 30, 2005, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the statement of income and the consolidated statement of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with auditing standards established by the Brazilian Institute of Independent Auditors - IBRACON and the Federal Council of Accountancy, which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries regarding the criteria adopted in the preparation of the quarterly information. and (b) review of post-balance sheet information and events, which may have a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material changes that should be made to the aforementioned quarterly information for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Comissão de Valores Mobiliários, specifically applicable to mandatory quarterly financial information.

Our special review was performed for the purpose of issuing a special review report on the mandatory quarterly financial information. The statement of cash flow represents supplementary information to those statements and is presented to provide additional analysis. This supplementary information was submitted to the same review procedures applied to the quarterly financial information, and, based on our special review, is adequately presented in all material respects, in relation to the quarterly financial information taken as a whole.

As disclosed in Note 5(h), on April 28, 2005, an agreement foreseeing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A. was entered into. This agreement has been the purpose of various judicial injunctions and, at this moment, it is not possible to forecast possible effects in the financial statements of the Company and its subsidiaries, resulting from the completion of this agreement.

November 4, 2005

KPMG Auditores Independentes
CRC-SP-014.428/O -6-F-DF

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -“S”-DF

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE/INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	59
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	60
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	61
07	01	CONSOLIDATED STATEMENT OF INCOME	63
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	65
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	74
16	01	OTHER INFORMATION, WHICH THE COMPANY UNDERSTANDS RELEVANT	76
17	01	REPORT OF INDEPENDENT ACCOUNTANTS ON SPECIAL REVIEW	79
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		MTH VENTURES DO BRASIL LTDA.
		VANT TELECOMUNICAÇÕES S.A
		SANTA BÁRBARA DO CERRADO S.A.
		SANTA BÁRBARA DO PANTANAL S.A.
		SANTA BÁRBARA DOS PINHAIS
		SANTA BÁRBARA DOS PAMPAS
		BRASIL TELECOM SCS (BERMUDA) LTD.	/79

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer